UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
26 July 2023
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the six months ended 30 June 2023.
Statutory basis: Statutory information is set out on pages 4 to 8. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.
Underlying basis: In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group’s performance by removing the impact of certain items including volatility caused by market movements outside the control of management.
The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance:
•Restructuring costs relating to merger, acquisition and integration activities
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
•Losses from insurance and participating investment contract modifications relating to the enhancement to the Group’s longstanding and workplace pension business through the addition of a drawdown feature
Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2023 to the six months ended 30 June 2022, and the balance sheet analysis compares the Group balance sheet as at 30 June 2023 to the Group balance sheet as at 31 December 2022.
Implementation of IFRS 17: The Group adopted the IFRS 17 Insurance Contracts accounting standard from 1 January 2023. IFRS 17 does not require that comparatives are restated other than for the year, including interim periods, immediately prior to adoption. The Group has selected a transition date of 1 January 2022 and, as permitted by IFRS 17, will not restate comparatives for earlier periods.
Segmental information: On 1 July 2022 the Group adopted a new organisation structure, aligned to our strategic objectives and our existing three customer-facing divisions. Disclosure continues to be based on these three divisions, reflecting the basis on which management runs the Group. To reflect the new organisation structure, the Group migrated certain business units between these divisions, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail. Comparatives have been represented accordingly. Total Group figures are unaffected by this change.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated results for the half-year ended 30 June 2023 and is being incorporated by reference into the Registration Statement with File No. 333-265452.

SUMMARY OF RESULTS

Statutory basis results (IFRS)	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Change since 30 Jun 2022%	Half-year to 31 Dec 2022[1] £m

Total income, after net finance (expense) income in respect of insurance and investment contracts	9,306	7,948	17	7,593
Operating expenses	(4,774)	(4,418)	(8)	(4,819)
Impairment	(662)	(381)	(74)	(1,141)
Profit before tax	3,870	3,149	23	1,633
Profit attributable to ordinary shareholders	2,572	2,190	17	1,199

Basic earnings per share	3.9p	3.1p	0.8p	1.8p
Dividends per share – ordinary	0.92p	0.80p	15	1.60p

Underlying basis (page 9)
Underlying profit before tax (Underlying profit)[2]	4,041	3,662	10	3,366

Capital and balance sheet (statutory basis)	At 30 Jun 2023 £bn	At 31 Dec 2022 £bn	Change since 31 Dec 2022%

Loans and advances to customers	450.7	454.9	(1)
Customer deposits	469.8	475.3	(1)
Loan to deposit ratio	96%	96%

Risk-weighted assets	215.3	210.9	2

Common equity tier 1 ratio	14.2%	15.1%	(0.9)pp
Tier 1 capital ratio[3]	16.9%	17.1%	(0.2)pp
Total capital ratio[3]	19.7%	19.7%
1    2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.
2    Underlying profit is a non-GAAP measure, see reconciliation to statutory profit before tax on page 9.

STATUTORY INFORMATION (IFRS)
CONSOLIDATED INCOME STATEMENT

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Interest income	13,048	7,429	10,216
Interest expense	(6,250)	(1,392)	(3,331)
Net interest income	6,798	6,037	6,885
Fee and commission income	1,426	1,370	1,420
Fee and commission expense	(539)	(521)	(549)
Net fee and commission income	887	849	871
Net trading income (losses)	6,161	(19,302)	(685)
Insurance revenue	1,450	1,201	1,260
Insurance service expense	(1,238)	(1,447)	(2,416)
Net income (losses) from reinsurance contracts held	11	(6)	68
Insurance service result	223	(252)	(1,088)
Other operating income	826	675	664
Other income	8,097	(18,030)	(238)
Total income	14,895	(11,993)	6,647
Net finance (expense) income from insurance, participating investment and reinsurance contracts	(3,769)	14,300	1,593
Movement in third party interests in consolidated funds	(332)	1,163	(128)
Change in non-participating investment contracts	(1,488)	4,478	(519)
Total income, after net finance (expense) income in respect of insurance and investment contracts	9,306	7,948	7,593
Operating expenses	(4,774)	(4,418)	(4,819)
Impairment	(662)	(381)	(1,141)
Profit before tax	3,870	3,149	1,633
Tax expense	(1,006)	(702)	(157)
Profit for the period	2,864	2,447	1,476

Profit attributable to ordinary shareholders	2,572	2,190	1,199
Profit attributable to other equity holders	255	214	224
Profit attributable to equity holders	2,827	2,404	1,423
Profit attributable to non-controlling interests	37	43	53
Profit for the period	2,864	2,447	1,476
1    Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 24 and 25.

CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 Jun 2023 £m	At 31 Dec 2022[1] £m

Assets
Cash and balances at central banks	95,522	91,388
Financial assets at fair value through profit or loss	191,525	180,769
Derivative financial instruments	23,670	24,753
Loans and advances to banks	11,333	10,632
Loans and advances to customers	450,720	454,899
Reverse repurchase agreements	36,006	44,865
Debt securities	12,849	9,926
Financial assets at amortised cost	510,908	520,322
Financial assets at fair value through other comprehensive income	22,232	23,154
Other assets	38,947	33,008
Total assets	882,804	873,394

Liabilities
Deposits from banks	6,222	7,266
Customer deposits	469,813	475,331
Repurchase agreements at amortised cost	44,622	48,596
Financial liabilities at fair value through profit or loss	23,777	17,755
Derivative financial instruments	23,662	24,042
Debt securities in issue	79,264	73,819
Liabilities arising from insurance and investment contracts	155,509	149,754
Other liabilities	25,596	22,190
Subordinated liabilities	9,857	10,730
Total liabilities	838,322	829,483

Ordinary shareholders’ equity	37,291	38,370
Other equity instruments	6,940	5,297
Non-controlling interests	251	244
Total equity	44,482	43,911
Total equity and liabilities	882,804	873,394
1    Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 24 and 25.

FINANCIAL REVIEW
Income statement
The Group’s profit before tax for the first half of 2023 was £3,870 million, 23 per cent higher than the same period in 2022, benefitting from higher net income, partly offset by operating expense and impairment charge increases. Profit for the period was £2,864 million and earnings per share was 3.9 pence (half-year to 30 June 2022: £2,447 million and 3.1 pence respectively).
The Group’s statutory income statement includes income and expenses attributable to the policyholders of the Group’s long-term assurance funds. These items materially offset in arriving at profit before tax but can, depending on market movements, lead to significant variances on a statutory basis between total income and net finance income in respect of insurance and investment contracts from one period to the next. In the first half of 2023, due to market conditions, the Group recognised net gains on policyholder investments within total income, which were materially offset by the corresponding decrease in net finance income in respect of insurance and investment contracts.
Total income, after net finance income in respect of insurance and investment contracts for the first half of 2023 was £9,306 million, an increase of 17 per cent on the same period in 2022, primarily reflecting higher net interest income in the period. Net interest income of £6,798 million was up 13 per cent on the prior year, driven by stronger margins and higher average interest-earning banking assets, supported by growth in the open mortgage book, Retail unsecured and European retail business.
Other income amounted to a gain of £8,097 million in the half-year to 30 June 2023, compared to a loss of £18,030 million in the same period in 2022. Net finance income in respect of insurance and investment contracts was a loss of £5,589 million in the first half of 2023 compared to a gain of £19,941 million in the first half of 2022, reflecting improved global equity markets.
Total operating expenses of £4,774 million were 8 per cent higher than in the prior year, given the higher planned strategic investment, new business costs and inflationary effects, partially mitigated by continued cost efficiency. There was a higher operating lease depreciation charge in the six months to June 2023 reflecting the depreciation cost of higher value vehicles, the Tusker acquisition, lower gains on disposal and recent declines in battery electric used car prices.
The Group recognised remediation costs of £70 million, largely in relation to pre-existing programmes (half-year to 30 June 2022: £79 million), with £51 million in the second quarter. There have been no further charges relating to HBOS Reading and the provision held continues to reflect the Group’s best estimate of its full liability, albeit uncertainties remain. Following the FCA’s Motor Market review, the Group continues to receive complaints and is engaging with the Financial Ombudsman Service in respect of historical motor commission arrangements. Discussions are continuing, with the remediation and financial impact, if any, remaining uncertain.
The impairment charge was £662 million compared with a £381 million charge in the half-year to 30 June 2022. The increase reflects the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as increased flows to default primarily in legacy variable rate UK mortgage portfolios and higher charges on existing Stage 3 clients in Commercial Banking. This increase was partly offset by a lower charge from economic outlook revisions. The Group’s ECL allowance increased to £5,117 million, compared to £4,903 million at 31 December 2022 resulting from the Stage 3 increases in UK mortgages and Commercial Banking alongside low levels of write offs in the period. Asset quality remains resilient with only modest deterioration to date from a low base, with credit performance similar, or remaining favourable, to pre-pandemic experience.
The Group recognised a tax expense of £1,006 million in the period compared to £702 million in the first half of 2022.

FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £9,410 million, or 1 per cent, higher at £882,804 million at 30 June 2023 compared to £873,394 million at 31 December 2022. Cash and balances at central banks rose by £4,134 million to £95,522 million reflecting increased liquidity holdings. Financial assets at amortised cost were £9,414 million lower at £510,908 million compared to £520,322 million at 31 December 2022 with increases in debt securities of £2,923 million and loans and advances to banks of £701 million, offset by a reduction in reverse repurchase agreements of £8,859 million and loans and advances to customers of £4,179 million to £450,720 million. The reduction in loans and advances to customers was largely as a result of the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book). Excluding this, loans and advances to customers were down 0.4 per cent. £2.5 billion growth in other Retail lending, principally unsecured, was offset by a net reduction of £1.3 billion in the open mortgage book and net repayments in Small and Medium Businesses including government-backed lending. Financial assets held at fair value through profit or loss increased by £10,756 million overall, with holdings within the insurance business higher by £4,650 million as a result of market gains on equity investments whilst holdings in the banking business were £6,106 million higher. Derivative financial instruments were £1,083 million lower at £23,670 million compared to £24,753 million at 31 December 2022, driven by movements in the yield curve on interest rate swaps and currency movements. Other assets were £5,939 million higher, reflecting higher settlement balances and retirement benefit assets.
Total liabilities were £8,839 million higher at £838,322 million compared to £829,483 million at 31 December 2022. Customer deposits at £469,813 million have decreased by £5,518 million (1 per cent) since the end of 2022. This included decreases in Retail current account balances of £6.2 billion as a result of tax payments, higher spend and a more competitive market, including the Group’s own savings offers where balances increased by £3.5 billion. Commercial Banking deposits were stable during the first half of 2023. This reduction was offset by increases in financial liabilities at fair value through profit or loss of £6,022 million to £23,777 million at 30 June 2023 due to an increase in repurchase agreements, liabilities arising from insurance and investment contracts, matching the increase in policyholder investments, and an increase in debt securities in issue of £5,445 million following issuances of commercial paper during the first half of the year.
Total equity of £44,482 million at 30 June 2023 increased from £43,911 million at 31 December 2022. The movement reflected attributable profit for the period and issuance of other equity instruments in the first quarter, partially offset by market movements impacting the cash flow hedge reserve and pensions, the dividend paid in May 2023 and the impact of the share buyback programme.
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced from 15.1 per cent at 31 December 2022 to 14.2 per cent at 30 June 2023. Banking business profits for the first half of the year and the dividend received from the Group’s Insurance business were more than offset by the recognition of the full impact of the announced ordinary share buyback programme, accelerated pension deficit contributions made to the Group’s three main defined benefit pension schemes, phased reductions in IFRS 9 transitional relief, the impact of CRD IV model updates, the accrual for foreseeable ordinary dividends and the acquisition of Tusker.
The Group’s total capital ratio remained flat at 19.7 per cent (31 December 2022: 19.7 per cent) primarily reflecting the issuance of new AT1 and Tier 2 capital instruments and an increase in eligible provisions recognised through Tier 2 capital, offset by the reduction in CET1 capital, the impact of sterling appreciation and regulatory amortisation on Tier 2 capital instruments and the increase in risk-weighted assets. The MREL ratio reduced to 31.0 per cent (31 December 2022: 31.7 per cent) with the increase in total capital resources more than offset by the reduction in other eligible liabilities and the increase in risk-weighted assets. The reduction in other eligible liabilities reflected the derecognition of a called instrument and instruments with less than one year to maturity and the impact of sterling appreciation, partially offset by the issuance of new instruments.
Risk-weighted assets have increased by £4 billion during the first half of the year to £215 billion at 30 June 2023 (31 December 2022: £211 billion). This largely reflects an adjustment for the anticipated impact of CRD IV models taken in the second quarter. Excluding this, lending growth, a small uplift from model calibration and other increases were partly offset by capital efficient securitisation and other optimisation activity, in addition to a reduction in threshold risk-weighted assets. The CRD IV model updates reflect an updated impact assessment following a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases could be required.

FINANCIAL REVIEW (continued)
Dividend and share buyback
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends.
The Board has announced an interim ordinary dividend of 0.92 pence per share, an increase of 15 per cent, in line with the Board’s commitment to capital returns. The Board intends to pay down to its capital target within the course of the current plan, by the end of 2024.
In February this year, the Board approved an ordinary share buyback programme of up to £2 billion to return surplus capital in respect of 2022. This commenced in February 2023 and at 30 June 2023, the programme had completed £1.5 billion of the buyback, with c.3.3 billion ordinary shares purchased.

UNDERLYING BASIS INFORMATION
SEGMENTAL ANALYSIS OF PROFIT BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Retail	2,505	2,320	2,177
Commercial Banking	1,417	904	957
Insurance, Pensions and Investments	91	35	(97)
Other	28	403	329
Underlying profit	4,041	3,662	3,366
1    2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.
The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is on an underlying profit before tax basis. The GEC believes that this represents the underlying performance of the Group. IFRS 8 Operating Segments requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 3 of its financial statements in compliance with IFRS 8 Operating Segments.
The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.
GROUP PROFIT RECONCILIATION

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Statutory profit before tax – IFRS basis	3,870	3,149	1,633
Add back:
Restructuring costs	25	47	33
Volatility and other items
Market volatility and asset sales	63	359	1,619
Amortisation of purchased intangibles	35	35	35
Fair value unwind	48	72	46
	146	466	1,700
Total adjustments	171	513	1,733

Underlying profit	4,041	3,662	3,366
1    2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.
Restructuring costs remain low at £25 million (half-year to 30 June 2022: £47 million) and include costs relating to the integration of Embark and other integrations. Volatility and other items were a net loss of £146 million for the first half of 2023 (half-year to 30 June 2022: net loss of £466 million), comprising negative market volatility and asset sales of £63 million, £35 million for the amortisation of purchased intangibles (half-year to 30 June 2022: £35 million) and £48 million relating to fair value unwind (half-year to 30 June 2022: £72 million). Market volatility and asset sales included negative impacts from insurance volatility partly offset by positive banking volatility. Volatility and other items in 2022, predominantly in the second half, included an exceptional charge from contract modifications in Insurance under IFRS 17 following the addition of a drawdown feature to existing long-standing and workplace pensions as a significant customer enhancement.

DIVISIONAL RESULTS
Retail
Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers’ financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through strategic investment, alongside increased use of data, Retail will deepen existing consumer relationships and broaden its intermediary offering, to improve customer experience, operational efficiency and increasingly tailored propositions.
Strategic progress
•UK’s largest digital bank with 20.6 million digitally active users, 17.7 million via the mobile app. Now also offers car leasing directly to customers via the mobile app. Invested in identity verification specialist Yoti to support the development of a new, digital identity proposition to help combat the growing risks of identity fraud
•Proactively contacted customers to offer support due to the rising cost of living, including mortgage customers on standard variable rates who may benefit from a product transfer1. Product transfers may now be booked up to 6 months in advance2, offering customers earlier certainty on their future payments
•7.3 million customers have registered for ‘Your Credit Score’, the Group’s credit checking tool, up 1.8 million this year; in addition, 1.2 million visits to the Home Ecosystem hub, which now provides customers with cost of living support
•Supported mass affluent customers by introducing tiered savings pricing, greater flexibility in mortgage lending criteria and a discount on certain packaged bank accounts. Developed ‘Your Money’, a digital hub enabling mass affluent customers to view their complete financial life with the Group, providing a platform for personalised propositions
•Launched a new pre-eligibility tool in partnership with Zoopla, providing home buyers with earlier certainty on their potential mortgage borrowing; automated eligibility checks incorporated earlier in the MBNA Loans customer journey resulting in 97 per cent of applicants now being pre-approved
•Limited withdrawal savings products allow customers to retain some flexibility in how they access their savings, whilst offering higher rates in comparison to instant access products. Continue to launch competitive rated fixed products
•On track to meet 2024 sustainability targets, including £5.6 billion of green mortgage lending3 and £3.6 billion financing and leasing for battery electric and plug-in hybrid vehicles3. Launched sustainability hub and training modules for mortgage brokers to promote housing market sustainability
Financial performance
•Underlying net interest income 9 per cent higher, driven by the impact of the rising rate environment and higher unsecured lending balances, partly offset by mortgage and unsecured lending margin compression
•Underlying other income up 18 per cent, driven by increased current account and credit card activity, improved Lex performance and the impact of the acquisition of Tusker
•Operating lease depreciation charge up 74 per cent due to the depreciation cost of higher value vehicles, the Tusker acquisition, lower gains on disposal and recent declines in battery electric used car prices
•Operating costs 5 per cent higher, reflecting higher planned strategic investment costs, costs associated with Tusker and inflationary effects, partly offset by the continued benefit from efficiency initiatives
•Underlying impairment charge £592 million. Slight increase in observed UK mortgage new to arrears and flows to default levels, primarily from legacy variable rate balances, whilst unsecured performance remained broadly stable. Updated economic scenarios drive a £41 million charge largely due to a higher UK Bank Rate outlook
•Customer lending decreased 1 per cent; largely as a result of the £2.5 billion legacy UK mortgage loan exit (£2.1 billion within the closed book). Excluding this, lending was stable with growth in credit cards, loans and motor offset by a £1.3 billion net reduction in the open mortgage book
•Customer deposits decreased 2 per cent, reflecting tax payments in the first quarter, higher spend and a more competitive market, including the Group’s own savings offers where balances increased by £3.5 billion
•Risk-weighted assets up 3 per cent in the period, due to higher unsecured lending balances and an adjustment for the anticipated impact of CRD IV models, partly offset by continued optimisation activity and a divisional operational risk allocation methodology change (Group figure unaffected)
1    Product transfers available for residential customers in arrears (Halifax, Lloyds Bank and the majority of Bank of Scotland customers).
2    Advanced product transfers available to Halifax and Lloyds Bank customers.
3    Since 1 January 2022, new residential mortgage lending on property with an Energy Performance Certificate rating of B or higher at 31 March 2023; and new lending advances for Black Horse and operating leases for Lex Autolease at 30 June 2023.

DIVISIONAL RESULTS (continued)
Retail (continued)
Retail performance summary

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Underlying net interest income	5,064	4,628	9	5,146	(2)
Underlying other income	1,006	854	18	877	15
Operating lease depreciation	(351)	(202)	(74)	(166)
Underlying income, net of operating lease depreciation	5,719	5,280	8	5,857	(2)
Underlying operating costs	(2,607)	(2,477)	(5)	(2,698)	3
Remediation	(15)	(28)	46	(64)	77
Total underlying costs	(2,622)	(2,505)	(5)	(2,762)	5
Underlying impairment charge	(592)	(455)	(30)	(918)	36
Underlying profit before tax	2,505	2,320	8	2,177	15

	At 30 Jun 2023 £bn	At 30 Jun 2022[1] £bn	Change %	At 31 Dec 2022 £bn	Change %

Open mortgage book	297.9	296.6		299.6	(1)
Closed mortgage book	8.5	13.1	(35)	11.6	(27)
Credit cards	14.9	14.2	5	14.3	4
UK unsecured loans	9.3	8.5	9	8.7	7
UK Motor Finance	14.9	14.2	5	14.3	4
Overdrafts	1.0	1.0		1.0
Wealth	0.9	1.0	(10)	0.9
Other[2]	14.5	12.5	16	13.8	5
Loans and advances to customers	361.9	361.1		364.2	(1)
Operating lease assets	5.9	4.3	37	4.8	23
Total customer assets	367.8	365.4	1	369.0

Current accounts	107.8	113.4	(5)	114.0	(5)
Relationship savings	169.4	165.8	2	166.3	2
Tactical savings	16.5	16.9	(2)	16.1	2
Wealth	12.2	14.9	(18)	14.4	(15)
Customer deposits	305.9	311.0	(2)	310.8	(2)

Risk-weighted assets	114.8	110.8	4	111.7	3
1    The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 1.
2    Primarily Europe.

DIVISIONAL RESULTS (continued)
Commercial Banking
Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital first business model and expanded client propositions, generating diversified capital efficient growth and supporting customers in their transition to net zero.
Strategic progress
•Launched new mobile first onboarding journey for sole traders, transforming the customer experience and increasing levels of automation with account opening times for customers improving by up to 15 times
•Continue to enhance digital servicing capabilities, including moving more than 100,000 accounts to paperless statements, driving an annual reduction of 1 million letters
•On track to achieve full year target of 20 per cent growth in new merchant services clients, supported by a new point-of-sale card payments solution to micro businesses enabling clients to transact more quickly
•Strong performance in Markets, including ending the half in the top three for sterling issuance1; continue to invest in foreign exchange proposition including capabilities on FXall and Bloomberg platforms, deepening foreign exchange percentage share of wallet
•Award winning2 trade finance business announced new partnership with Enigio AB to expand and promote the use of digital documentation via blockchain technology
•Offering clients data-driven insights including via a digital self-serve portal for Lloyds Bank Market Intelligence; a catalyst in driving clients’ strategic growth through the Group’s data and technology
•Enhancing cash management embedded payments proposition, including the launch of Lloyds Bank ‘PayMe’
•Strong progress towards achieving Corporate and Institutional commitment of £15 billion green and sustainable financing by the end of 2024, delivering c.£11 billion3 up to 30 June 2023
•Continued multi-year programme to support Black entrepreneurs; launching a regionally-focused programme in Birmingham and partnering with Channel 4 television to launch national ‘Black in Business’ initiative
•Launched a resilience hub in partnership with Mental Health UK, supporting small business leaders and owners across the UK through provision of resources and therapeutic coaching sessions
Financial performance
•Underlying net interest income increased 27 per cent to £1,934 million, driven by a stronger banking net interest margin reflecting the higher rate environment and strong portfolio management
•Underlying other income of £856 million, up 17 per cent on the prior year, reflecting improved trading and strong bond financing performance
•Operating costs 5 per cent higher, due to higher planned strategic investment costs and inflationary effects, partly offset by the continued benefit from efficiency initiatives. Remediation charges low at £43 million
•Underlying impairment charge of £72 million driven by Stage 3 charges, primarily on existing clients in default. Portfolio’s credit quality remains resilient with very modest signs of deterioration
•Customer lending 2 per cent lower at £92.1 billion due to attractive growth opportunities in Corporate and Institutional Banking offset by net repayments within Small and Medium Businesses including government-backed lending and foreign exchange movements
•Customer deposits stable at £163.6 billion, reflecting targeted growth in high quality balances in Corporate and Institutional Banking offset by a reduction in Small and Medium Businesses due to cost of living pressures. Customer deposits reduced in the second quarter, including stable Small and Medium Businesses balances and the expected reversal of short term placements in Corporate and Institutional Banking
•Risk-weighted assets increased 2 per cent to £75.5 billion, driven by a divisional operational risk allocation methodology change (Group figure unaffected) and balance sheet growth, partly offset by continued optimisation activity
1    Refinitiv Eikon – All International Bonds in GBP, excluding Sovereign, Supranational and Agency.
2    Best Trade Finance Bank in the UK at the 2023 Global Trade Review Leaders in Trade awards.
3    Includes the clean growth finance initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green and social bond facilitation.

DIVISIONAL RESULTS (continued)
Commercial Banking (continued)
Commercial Banking performance summary

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Underlying net interest income	1,934	1,520	27	1,927
Underlying other income	856	731	17	834	3
Operating lease depreciation	(5)	(11)	55	6
Underlying income, net of operating lease depreciation	2,785	2,240	24	2,767	1
Underlying operating costs	(1,253)	(1,189)	(5)	(1,307)	4
Remediation	(43)	(30)	(43)	(103)	58
Total underlying costs	(1,296)	(1,219)	(6)	(1,410)	8
Underlying impairment charge	(72)	(117)	38	(400)	82
Underlying profit before tax	1,417	904	57	957	48

	At 30 Jun 2023 £bn	At 30 Jun 2022[1] £bn	Change %	At 31 Dec 2022 £bn	Change %

Small and Medium Businesses	35.5	41.1	(14)	37.7	(6)
Corporate and Institutional Banking	56.6	55.7	2	56.0	1
Loans and advances to customers	92.1	96.8	(5)	93.7	(2)

Customer deposits	163.6	166.7	(2)	163.8

Risk-weighted assets	75.5	74.6	1	74.3	2
1    The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 1.

DIVISIONAL RESULTS (continued)
Insurance, Pensions and Investments
Insurance, Pensions and Investments supports over 10 million customers with Assets under Administration (AuA) of £203 billion (excluding Wealth) and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business. This includes the investment propositions to support the Group’s mass affluent strategy, innovating intermediary propositions through the Embark and Cavendish Online acquisitions and accelerating the transition to a low carbon economy.
Strategic progress
•Net AuA flows of £3.7 billion reflect good growth across unit linked and investment propositions contributing to an increased stock of future profit. Open book AuA of £154 billion (5 per cent growth)
•Launched simple non-advised Ready Made Investments through Embark in February 2023, helping around 5,000 customers start their investment journey, almost half of those younger than 35, supporting strategic AuA growth and mass affluent objectives. Stockbroking income more than doubled compared to the prior year
•Announced the imminent launch of the Scottish Widows Retail Intermediary Investment Platform, broadening reach and enhancing proposition across the Intermediary market with leading platform technology and adviser support model
•Workplace pensions business saw a 19 per cent annual increase in regular contributions to pensions administered, with £3 billion net AuA flows in the period
•Grew general insurance market share following launch of MBNA product with new policies up over 40 per cent and overall share of flows up 3 per cent1. Digitisation improvements continue to transform customer experience
•c.£20 billion invested in climate-aware investment strategies2 through Scottish Widows, meeting the target of between £20 billion and £25 billion invested by 2025, with £3 billion invested in the period in line with the Climate Action Plan
•Continued progress in our protection offering, integrating Cavendish Online and protecting over 10,000 families through the Group’s direct channels this year
•Doubled the number of open market customers securing an annuity during the first half of 2023 (compared to the second half of 2022), supported by investing in operational capacity and improving process efficiencies in the context of an improving market
Financial performance
•Underlying other income increased by £86 million, driven by balance sheet growth from both new business and the impact of adding a drawdown feature in 2022 to existing longstanding and workplace pension business, resulting in higher contractual service margin and risk adjustment releases to income
•Underlying other income was 9 per cent higher in the second quarter versus the first, as a result of improved general insurance net income, with lower claims and benign weather
•Operating costs 5 per cent higher reflecting higher planned strategic investment costs and inflationary effects
•Grew contractual service margin (deferred profits) by £85 million in the half (before release to income), including £56 million from new business which reflects strong value generation in our workplace pensions and annuities businesses. Balance of deferred profits c.£4 billion at 30 June 2023
•Life and pensions sales (PVNBP) increased by 1 per cent despite higher discounting applied in the current year, driven by strong performance in workplace pensions and individual annuities
•Estimated Insurance Solvency II ratio of 155 per cent, after dividend of £100 million in respect of 2022 paid to Lloyds Banking Group plc in February 2023
•Credit asset portfolio remains strong, rated ‘A -’ on average, well diversified, with less than 1 per cent of assets backing annuities being sub investment grade or unrated. Strong liquidity position with c.£3 billion cash and cash like assets

1    Annual increase for five months to 31 May 2023.
2    Includes a range of funds with a bias towards investing in companies that are adapting their businesses to be less carbon-intensive or are developing climate solutions.

DIVISIONAL RESULTS (continued)
Insurance, Pensions and Investments (continued)
Insurance, Pensions and Investments performance summary

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1,2] £m	Change %	Half-year to 31 Dec 2022[1] £m	Change %

Underlying net interest income	(70)	(43)	(63)	(58)	(21)
Underlying other income	619	533	16	427	45
Underlying income	549	490	12	369	49
Underlying operating costs	(451)	(431)	(5)	(448)	(1)
Remediation	(8)	(21)	62	(9)	11
Total underlying costs	(459)	(452)	(2)	(457)
Underlying impairment credit (charge)	1	(3)		(9)
Underlying profit before tax	91	35		(97)
1    2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.
2    The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 1.

DIVISIONAL RESULTS (continued)
Other

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Change %	Half-year to 31 Dec 2022[1] £m	Change %

Underlying income	133	279	(52)	183	(27)
Total underlying costs	(106)	(74)	(43)	(48)
Underlying impairment credit	1	198		194
Underlying profit before tax	28	403	(93)	329	(91)
1    2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.
Other contains the Group’s equity investments businesses, including Lloyds Development Capital (LDC) and the Group’s share of the Business Growth Fund (BGF), as well as Citra Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the central recovery of the Group’s distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.
Net income decreased compared to the first half of 2022, due to lower income from the Group’s equity investments businesses from subdued market conditions and higher funding costs, lower gains from gilt sales and the net impact of intra-group transfer pricing as rates increased. The Group’s equity investment businesses contributed £182 million compared to £221 million in the first half of 2022 and £198 million in the second half of 2022. LDC continues to deliver strong investment performance and to build its investment portfolio with attractive returns and opportunities. Total costs of £106 million in the first half of 2023 were 43 per cent higher than the first half of 2022, in part due to the costs of new businesses in equity investments.
Underlying impairment was a £1 million release compared to a £198 million release in the first half of 2022, relating to the release of part of the ECL central adjustment held at the end of 2021 (30 June 2022: £200 million), with the remaining £200 million released in the second half of 2022. This adjustment was not allocated to specific portfolios and was applied in respect of uncertainty in the economic outlook, relating to the risks of COVID-19.

RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The most important risks faced by the Group are detailed below. The external risks faced by the Group may impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to macroeconomic uncertainty; high interest rates and high inflation which are contributing to the cost of living increases and associated implications for UK consumers and businesses.
Heightened monitoring is in place across the Group’s portfolios to identify signs of affordability stress. The Group has experienced only modest deterioration in credit performance across its portfolio to date, most notably in UK mortgages where new to arrears and flows to default have increased on legacy variable rate loans. The Group continues to work with its customers to proactively support them through cost of living pressures, the impact from rising interest rates and any deterioration in broader economic conditions.
The Group remains committed to the effective implementation and embedding of Consumer Duty into its purpose, strategy and culture in order to deliver good outcomes for our customers throughout their journeys. This activity seeks to align and enhance the Group’s approach to supporting all customers, including those who may be vulnerable and customers in financial difficulty.
CRD IV model changes reflecting the revised regulatory standards introduced in 2022 remain subject to approval by the PRA with the resultant risk-weighted asset and expected loss outcome dependent upon this. An adjustment to risk-weighted assets has been taken in the second quarter, to reflect the anticipated impact of CRD IV models, following a further iteration of model development. On that basis final impacts remain uncertain and further increases could be required.
There have been minor changes to the definition of these risks compared to those disclosed in the Group’s 2022 Annual Report on Form 20-F, such as clarifying third party and outsourced arrangements. The Group continues to conduct a detailed review of its Enterprise Risk Management Framework, which may result in a reclassification of the principal risks.
The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with the Group’s Enterprise Risk Management Framework.
Capital risk – The risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.
Change and execution risk – The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain available and effective customer and colleague services, and/or operate within the Group’s risk appetite.
Climate risk – The risk that the Group experiences losses and/or reputational damage, either from the impacts of climate change and the transition to net zero, or as a result of the Group’s responses to tackling climate change.
Conduct risk – The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss. Customer harm or detriment is defined as consumer loss, distress or inconvenience to customers due to breaches of regulatory or internal requirements or our wider duty to act fairly and reasonably.
Credit risk – The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).
Data risk – The risk of the Group failing to effectively govern, manage and protect its data throughout its lifecycle, including data processed by third parties, or failure to drive value from data; leading to unethical decision making, poor customer outcomes, loss of value to the Group and mistrust.
Funding and liquidity risk – Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.
Insurance underwriting risk – The risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events, in customer behaviour, and in expense costs, leading to reductions in earnings and/or value.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)
Market risk – The risk that the Group’s capital or earnings profile is affected by adverse market rates or prices, in particular interest rates, credit spreads and equity prices.
Model risk – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.
Operational risk – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Operational resilience risk – The risk that the Group fails to design resilience into business operations including those that are outsourced, underlying infrastructure and controls (people, property, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customers and stakeholder expectations and needs when the continuity of operations is compromised.
People risk – The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.
Regulatory and legal risk – The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
Strategic risk – The risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments

CAPITAL RISK
CET1 target capital ratio
The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent. This takes into account, amongst other considerations:
•The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
•The Group’s Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.5 per cent of risk-weighted assets
•The Group’s countercyclical capital buffer (CCyB) requirement which is currently 0.9 per cent of risk-weighted assets, increasing to 1.8 per cent (based upon the concentration of Group exposures to the UK market at 30 June 2023) following the increase in the UK CCyB rate to 2 per cent in July 2023
•The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets
•The Ring-Fenced Bank (RFB) sub-group’s other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. The revised methodology, where the buffer rate is determined using the leverage exposure measure of the RFB sub-group, will apply from the next review point in December 2023, with any changes applying from 1 January 2025
•The Group’s PRA Buffer, set after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential
•The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements
Minimum requirement for own funds and eligible liabilities (MREL)
The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.
Applying the MREL SoP to current minimum capital requirements at 30 June 2023, the Group’s MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.4 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
Leverage minimum requirements
The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
•A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure
•A countercyclical leverage buffer (CCLB) which is currently 0.3 per cent of the total leverage exposure measure, increasing to 0.6 per cent (based upon the concentration of Group exposures to the UK market at 30 June 2023) following the increase in the UK CCyB rate to 2 per cent in July 2023
•An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.
Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities.
As part of this programme the Group has participated in the delayed 2022 Annual Cyclical Scenario stress test run by the Bank of England, which was submitted to the regulator in January 2023. This assesses the Group’s resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent. The results of this exercise were published by the Bank of England on 12 July 2023. The Bank of England calculated the Group’s transitional CET1 ratio, after the application of management actions, as 11.6 per cent and its leverage ratio as 4.5 per cent, significantly exceeding the hurdle rates of 6.6 per cent and 3.5 per cent, respectively. The Group also continues to internally assess vulnerabilities to adverse economic conditions.

CAPITAL RISK (continued)
Capital and MREL resources
An analysis of the Group’s capital position and MREL resources as at 30 June 2023 is presented in the following table. This reflects the application of the transitional arrangements for IFRS 9.

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Common equity tier 1
Shareholders’ equity per balance sheet[1]	37,291	38,370
Adjustment to retained earnings for foreseeable dividends	(891)	(1,062)
Deconsolidation adjustments[1]	6,968	6,668
Cash flow hedging reserve	6,120	5,476
Other adjustments	(189)	(80)
	49,299	49,372
less: deductions from common equity tier 1
Goodwill and other intangible assets	(5,577)	(4,982)
Prudent valuation adjustment	(419)	(434)
Removal of defined benefit pension surplus	(3,435)	(2,803)
Significant investments[1]	(4,925)	(4,843)
Deferred tax assets	(4,339)	(4,445)
Common equity tier 1 capital	30,604	31,865
Additional tier 1
Other equity instruments	6,913	5,271
Preference shares and preferred securities[2]	466	470
Regulatory adjustments	(466)	(470)
	6,913	5,271
less: deductions from tier 1
Significant investments[1]	(1,100)	(1,100)
Total tier 1 capital	36,417	36,036
Tier 2
Other subordinated liabilities[2]	9,391	10,260
Deconsolidation of instruments issued by insurance entities[1]	(516)	(1,430)
Regulatory adjustments	(1,870)	(2,323)
	7,005	6,507
less: deductions from tier 2
Significant investments1	(969)	(963)
Total capital resources	42,453	41,580

Ineligible AT1 and tier 2 instruments[3]	(151)	(181)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,560	1,346
Other eligible liabilities issued by Lloyds Banking Group plc[4]	22,843	24,085
Total MREL resources	66,705	66,830

Risk-weighted assets	215,290	210,859

Common equity tier 1 capital ratio	14.2%	15.1%
Tier 1 capital ratio	16.9%	17.1%
Total capital ratio	19.7%	19.7%
MREL ratio	31.0%	31.7%
1    2022 comparatives have been restated to reflect the impact of IFRS 17. The CET1 deconsolidation adjustments applied to shareholders’ equity increased by £3.6 billion to reflect the full offset of the impact of IFRS 17 on the Group’s opening shareholders’ equity position per the Group’s consolidated balance sheet. For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.
2    Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.
3    Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.
4    Includes senior unsecured debt.

CAPITAL RISK (continued)
Movements in CET1 capital resources
The key movements are set out in the table below.

Common equity tier 1 £m
At 31 December 2022	31,865
Banking business profits[1]	2,929
Movement in foreseeable dividend accrual[2]	168
Final 2022 dividend paid out on ordinary shares during the period	(1,059)
Share buyback reflected through retained profits	(2,020)
Dividends received from the Insurance business[3]	100
IFRS 9 transitional adjustment to retained earnings	(204)
Pension deficit contributions	(586)
Goodwill and other intangible assets	(595)
Significant investments	(81)
Movement in treasury shares and employee share schemes	195
Distributions on other equity instruments	(255)
Other movements	147
At 30 June 2023	30,604
1    Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2    Reflects the reversal of the brought forward accrual for the 2022 final ordinary dividend, net of the accrual for foreseeable 2023 ordinary dividends.
3    Received in February 2023.
The Group’s CET1 capital ratio reduced from 15.1 per cent at 31 December 2022 to 14.2 per cent at 30 June 2023 reflecting the reduction in CET1 capital resources and the increase in risk-weighted assets.
The reduction in CET1 capital resources reflected banking business profits for the period and the receipt of the dividend paid up by the Insurance business in February 2023, which were more than offset by:
•The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group’s 2022 year end results, which commenced in February 2023
•The accrual for foreseeable ordinary dividends in respect of the first half of 2023, inclusive of the announced interim ordinary dividend of 0.92 pence per share
•Accelerated fixed pension deficit contributions paid during the period into the Group’s three main defined benefit pension schemes
•An increase in goodwill and other intangible assets, which included the acquisition of Tusker in February 2023
Movements in total capital and MREL
The Group’s total capital ratio remained flat at 19.7 per cent (31 December 2022: 19.7 per cent) primarily reflecting the issuance of new AT1 and Tier 2 capital instruments and an increase in eligible provisions recognised through Tier 2 capital, offset by the reduction in CET1 capital, the impact of sterling appreciation and regulatory amortisation on Tier 2 capital instruments and the increase in risk-weighted assets. The MREL ratio reduced to 31.0 per cent (31 December 2022: 31.7 per cent) with the increase in total capital resources more than offset by the reduction in other eligible liabilities and the increase in risk-weighted assets. The reduction in other eligible liabilities reflected the derecognition of a called instrument and instruments with less than one year to maturity and the impact of sterling appreciation, partially offset by the issuance of new instruments.

CAPITAL RISK (continued)
Risk-weighted assets

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Foundation Internal Ratings Based (IRB) Approach	45,486	46,500
Retail IRB Approach	83,794	81,091
Other IRB Approach[1]	19,854	19,764
IRB Approach	149,134	147,355
Standardised (STA) Approach[1]	24,009	23,119
Credit risk	173,143	170,474
Securitisation[1]	7,850	6,397
Counterparty credit risk	5,734	5,911
Credit valuation adjustment risk	431	621
Operational risk	24,277	24,241
Market risk	3,855	3,215
Risk-weighted assets	215,290	210,859
Of which threshold risk-weighted assets[2]	11,249	11,883
1    Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.
2    Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.
Risk-weighted assets have increased by £4 billion during the first half of the year to £215 billion at 30 June 2023 (31 December 2022: £211 billion). This largely reflects an adjustment for the anticipated impact of CRD IV models taken in the second quarter. Excluding this, lending growth, a small uplift from model calibration and other increases were partly offset by capital efficient securitisation and other optimisation activity, in addition to a reduction in threshold risk-weighted assets.
The CRD IV model updates reflect an updated impact assessment following a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases could be required.

CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Total tier 1 capital	36,417	36,036

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	23,670	24,753
Securities financing transactions	52,097	56,646
Loans and advances and other assets[1]	807,037	791,995
Total assets	882,804	873,394

Qualifying central bank claims	(95,346)	(91,125)

Deconsolidation adjustments[2]
Derivative financial instruments	979	712
Loans and advances and other assets[1]	(168,226)	(164,096)
Total deconsolidation adjustments	(167,247)	(163,384)

Derivatives adjustments	(6,577)	(7,414)
Securities financing transactions adjustments	2,556	2,645
Off-balance sheet items	42,203	42,463
Amounts already deducted from tier 1 capital	(13,372)	(12,033)
Other regulatory adjustments[3]	(6,819)	(5,731)
Total exposure measure	638,202	638,815

UK leverage ratio	5.7%	5.6%

Leverage exposure measure (including central bank claims)	733,548	729,940
Leverage ratio (including central bank claims)	5.0%	4.9%

Total MREL resources	66,705	66,830
MREL Leverage Ratio	10.5%	10.5%
1    2022 comparatives have been restated to reflect the impact of IFRS 17.
2    Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
3    Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
Analysis of leverage movements
The Group’s UK leverage ratio increased to 5.7 per cent (31 December 2022: 5.6 per cent) predominantly reflecting the increase in the total tier 1 capital position. Reductions in the leverage exposure measure largely attributable to securities financing transactions were broadly offset by other balance sheet movements.
Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.

CREDIT RISK
Overview
The Group’s portfolios are well-positioned for the current macroeconomic environment. The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.
Observed credit performance remains resilient, despite the continued economic uncertainty with only modest evidence of deterioration to date. New to arrears have slightly increased in UK mortgages but remain broadly stable across unsecured portfolios, with only credit cards marginally above pre-pandemic levels. Looking forward, there are risks from a higher inflation and interest rate environment as modelled in the Group’s expected credit loss (ECL) allowance including the impact of the multiple economic scenarios (MES). The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in the first half of 2023 was £662 million, compared to a charge of £381 million in the first half of 2022. The increase reflects the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as modest increases in UK mortgages new to arrears rates and additional charges on existing Commercial Banking clients in Stage 3.
The Group’s ECL allowance on loans and advances to customers increased in the period to £5,059 million (31 December 2022: £4,841 million), largely due to underlying increases in UK mortgages and additional charges on existing Commercial Banking clients in Stage 3.
Group Stage 2 loans and advances to customers have increased to £61,702 million (31 December 2022: £61,164 million), and as a percentage of total lending at 13.5 per cent (31 December 2022: 13.3 per cent). Updates to the macroeconomic outlook drive offsetting movements, with Stage 2 increases in UK mortgages driven by higher UK Bank Rate projections offset by Commercial Banking reductions reflecting the modestly improved GDP outlook. Of the total Group Stage 2 loans and advances to customers, 93.4 per cent are up to date (31 December 2022 94.1 per cent). Stage 2 coverage reduced to 3.2 per cent (31 December 2022: 3.3 per cent).
Stage 3 loans and advances to customers are stable at £7,889 million (31 December 2022: £7,640 million), and as a percentage of total lending remains stable at 1.7 per cent (31 December 2022: 1.7 per cent). Stage 3 coverage increased by 1.1 percentage points to 26.6 per cent (31 December 2022: 25.5 per cent) largely driven by additional charges on existing Commercial Banking clients in Stage 3.
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and the impacts from higher interest rates and from any deterioration in broader economic conditions
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, embracing the standards outlined in the Mortgage Charter and including where customers are leveraging Pay As You Grow options under the UK Government Coronavirus scheme

CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Change %	Half-year to 31 Dec 2022 £m	Change %

UK mortgages	191	(64)		359	47
Credit cards	197	272	28	299	34
Loans and overdrafts	160	241	34	258	38
UK Motor Finance	43	7		(9)
Other	1	–		10	90
Retail	592	456	(30)	917	35
Small and Medium Businesses	25	30	17	158	84
Corporate and Institutional Banking	47	87	46	242	81
Commercial Banking	72	117	38	400	82
Insurance, Pensions and Investments	(1)	6		18
Other	(1)	(198)	(99)	(194)	(99)
Total impairment charge	662	381	(74)	1,141	42
1    Impairment charges for Retail, Commercial Banking and Other reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 49
Credit risk balance sheet basis of presentation
In the following tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as losses are written off.

CREDIT RISK (continued)
Total expected credit loss allowance

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Customer related balances
Drawn	4,737	4,518
Undrawn	322	323
	5,059	4,841
Loans and advances to banks	12	15
Debt securities	11	9
Other assets	35	38
Total expected credit loss allowance	5,117	4,903
Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2022 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2023 £m

UK mortgages[2]	1,209	(69)	191	122	1,331
Credit cards	763	(191)	197	6	769
Loans and overdrafts	678	(147)	160	13	691
UK Motor Finance	252	(44)	43	(1)	251
Other	86	1	1	2	88
Retail	2,988	(450)	592	142	3,130
Small and Medium Businesses	549	(41)	25	(16)	533
Corporate and Institutional Banking	1,320	43	47	90	1,410
Commercial Banking	1,869	2	72	74	1,943
Insurance, Pensions and Investments	40	(1)	(1)	(2)	38
Other	6	1	(1)	–	6
Total[3]	4,903	(448)	662	214	5,117

1    Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2    Includes £60 million, within write-offs and other relating to the £2.5 billion legacy portfolio exit in the first quarter of 2023.
3    Total ECL includes £58 million relating to other non customer-related assets (31 December 2022: £62 million).

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	251,013	44,643	3,766	8,349	307,771	14.5	1.2
Credit cards	12,210	3,066	302	–	15,578	19.7	1.9
Loans and overdrafts	9,075	1,535	242	–	10,852	14.1	2.2
UK Motor Finance	12,836	2,226	122	–	15,184	14.7	0.8
Other	14,797	567	131	–	15,495	3.7	0.8
Retail	299,931	52,037	4,563	8,349	364,880	14.3	1.3
Small and Medium Businesses	29,350	5,060	1,576	–	35,986	14.1	4.4
Corporate and Institutional Banking	51,527	4,605	1,744	–	57,876	8.0	3.0
Commercial Banking	80,877	9,665	3,320	–	93,862	10.3	3.5
Other[1]	(3,291)	–	6	–	(3,285)
Total gross lending	377,517	61,702	7,889	8,349	455,457	13.5	1.7
ECL allowance on drawn balances	(778)	(1,781)	(1,903)	(275)	(4,737)
Net balance sheet carrying value	376,739	59,921	5,986	8,074	450,720

Customer related ECL allowance (drawn and undrawn)
UK mortgages	117	573	366	275	1,331
Credit cards	187	459	123	–	769
Loans and overdrafts	205	358	128	–	691
UK Motor Finance[2]	120	71	60	–	251
Other	19	18	51	–	88
Retail	648	1,479	728	275	3,130
Small and Medium Businesses	119	255	159	–	533
Corporate and Institutional Banking	146	231	1,015	–	1,392
Commercial Banking	265	486	1,174	–	1,925
Other	–	–	4	–	4
Total	913	1,965	1,906	275	5,059

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	–	1.3	9.7	3.3	0.4
Credit cards	1.5	15.0	52.3	–	5.0
Loans and overdrafts	2.3	23.3	66.0	–	6.4
UK Motor Finance	0.9	3.2	49.2	–	1.7
Other	0.1	3.2	38.9	–	0.6
Retail	0.2	2.8	16.4	3.3	0.9
Small and Medium Businesses	0.4	5.0	16.5	–	1.5
Corporate and Institutional Banking	0.3	5.0	58.2	–	2.4
Commercial Banking	0.3	5.0	43.3	–	2.1
Other		–	66.7	–
Total	0.2	3.2	26.6	3.3	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £116 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £48 million and Small and Medium Businesses of £610 million.

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses[1]	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	–	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	–	95,373	12.1	3.5
Other[1]	(2,972)	–	6	–	(2,966)
Total gross lending	380,991	61,164	7,640	9,622	459,417	13.3	1.7
ECL allowance on drawn balances	(700)	(1,808)	(1,757)	(253)	(4,518)
Net balance sheet carrying value	380,291	59,356	5,883	9,369	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	144	231	925	–	1,300
Commercial Banking	273	502	1,074	–	1,849
Other	–	–	4	–	4
Total	834	1,993	1,761	253	4,841

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	50.9	–	5.1
Loans and overdrafts	2.2	21.4	64.6	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.5	2.6	0.8
Small and Medium Businesses	0.4	4.8	12.9	–	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	–	2.3
Commercial Banking	0.3	4.4	38.9	–	2.0
Other		–	66.7	–
Total	0.2	3.3	25.5	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date				1 to 30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
At 30 June 2023	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m

UK mortgages	32,585	251	9,234	163	1,771	80	1,053	79	44,643	573
Credit cards	2,799	362	141	49	92	30	34	18	3,066	459
Loans and overdrafts	1,135	238	229	55	127	44	44	21	1,535	358
UK Motor Finance	798	22	1,257	24	140	17	31	8	2,226	71
Other	127	5	345	7	57	4	38	2	567	18
Retail	37,444	878	11,206	298	2,187	175	1,200	128	52,037	1,479
Small and Medium Businesses	3,835	221	702	18	334	12	189	4	5,060	255
Corporate and Institutional Banking	4,436	227	33	3	6	1	130	–	4,605	231
Commercial Banking	8,271	448	735	21	340	13	319	4	9,665	486
Total	45,715	1,326	11,941	319	2,527	188	1,519	132	61,702	1,965

At 31 December 2022
UK mortgages	29,718	263	9,613	160	1,633	67	819	63	41,783	553
Credit cards	3,023	386	136	46	98	30	30	15	3,287	477
Loans and overdrafts	1,311	249	234	53	125	45	43	20	1,713	367
UK Motor Finance	1,047	28	1,045	23	122	18	31	7	2,245	76
Other	160	5	384	7	54	4	45	2	643	18
Retail	35,259	931	11,412	289	2,032	164	968	107	49,671	1,491
Small and Medium Businesses	4,081	223	1,060	27	339	13	174	8	5,654	271
Corporate and Institutional Banking	5,728	229	27	–	30	1	54	1	5,839	231
Commercial Banking	9,809	452	1,087	27	369	14	228	9	11,493	502
Total	45,068	1,383	12,499	316	2,401	178	1,196	116	61,164	1,993
1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date ‘Other’, driving movement of gross lending from the category of Stage 2 up to date ‘PD movement’ into ‘Other’.
2    Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.
3    Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK (continued)
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 16 on page 75 onwards.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. However, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £692 million at 30 June 2023 and December 2022.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,331	544	878	1,502	4,535
Credit cards	769	606	731	842	1,155
Other Retail	1,030	921	1,005	1,075	1,294
Commercial Banking	1,943	1,573	1,767	2,124	3,041
Other	44	44	44	45	45
At 30 June 2023	5,117	3,688	4,425	5,588	10,070

UK mortgages	1,209	514	790	1,434	3,874
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
At 31 December 2022	4,903	3,522	4,211	5,392	9,652

CREDIT RISK (continued)
Retail
•The Retail portfolio has remained resilient and well-positioned, despite pressure on consumer disposable incomes from a higher cost of living, inflationary pressures and rising interest rates. Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. The Retail lending book is concentrated towards lower risk segments which should be better able to withstand the cost of living challenge and rising interest rates
•Modest evidence of increases in new to arrears and flow to default have been observed in UK mortgages, but new to arrears largely remain stable across unsecured portfolios, where only credit cards new to arrears are slightly above 2019 levels
•The Group is closely monitoring the impacts of the rising cost of living and higher interest rates on consumers to ensure it remains vigilant for any signs of deterioration. Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance living cost assumptions in affordability assessments with more targeted action for those customers deemed to be most at risk
•The Retail impairment charge in the first half of 2023 was £592 million, compared to £456 million in the first half of 2022, reflecting the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as modest increases in UK mortgages new to arrears rates. Revisions to the macroeconomic outlook have led to an ECL increase for the first half of 2023, which compares favourably to the charge over the first half of 2022, which reflected the deteriorating global outlook, higher inflation and cost of living concerns as a consequence of the Ukraine war
•ECL judgements to capture the increased risk of inflation and cost of living impacts for Retail customers have been updated. This includes judgements to account for segments of the portfolio considered to be least resilient to disposable income shocks
•Stage 2 loans and advances to customers now comprise 14.3 per cent of the Retail portfolio (31 December 2022: 13.5 per cent), of which 93.5 per cent are up to date performing loans (31 December 2022: 94.0 per cent). Stage 2 ECL coverage has decreased to 2.8 per cent (31 December 2022: 3.0 per cent) given the UK mortgages portfolio now comprises a higher proportion of Retail Stage 2 balances as a result of updates to the macroeconomic outlook. Stage 2 ECL coverage remains broadly stable by portfolio
•Stage 3 loans and advances to customers are stable at 2.0 per cent. Stage 3 ECL coverage is flat at 16.4 per cent (31 December 2022: 16.4 per cent)

CREDIT RISK (continued)
Portfolios
UK mortgages
•The UK mortgages portfolio is well-positioned with a strong loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•New to arrears remain below pre-pandemic experience, but modest increases have been observed this year largely driven by mortgages which originated in the period 2006 to 2008, where there is a high concentration of variable rate customers. The Group is proactively monitoring existing mortgage customers as they reach the end of fixed rate deals with customers’ immediate behaviour remaining stable
•Despite continued macroeconomic uncertainty and inflationary pressures, credit quality for new mortgage lending remains strong and within the Group’s risk appetite
•Total loans and advances to customers reduced to £307.8 billion (31 December 2022: £312.3 billion), with an increase in average LTV. The proportion of balances with an LTV greater than 90 per cent increased. New lending at 90 per cent LTV or above is supported through the Mortgage Guarantee Scheme or other risk mitigation and is tightly controlled through enhanced lending criteria. The average LTV of new business decreased
•There was an impairment charge of £191 million for the first half of 2023 reflecting ECL build from Stage 1 loans rolling forward into a more adverse economic outlook, in addition to a modest deterioration in observed credit performance. This compares to a net release of £64 million for the first half of 2022, which reflected benign credit performance and increasing house prices observed over this period. Total ECL coverage remains flat at 0.4 per cent (31 December 2022: 0.4 per cent)
•Stage 2 loans and advances to customers increased slightly to 14.5 per cent of the portfolio (31 December 2022: 13.4 per cent) due to updates to the macroeconomic outlook, most notably higher UK Bank Rate projections. Stage 2 ECL coverage is stable at 1.3 per cent (31 December 2022: 1.3 per cent)
•Stage 3 ECL coverage is also stable at 9.7 per cent (31 December 2022: 9.1 per cent)
Credit cards
•Credit card balances increased to £15.6 billion (31 December 2022: £15.0 billion) due to increased levels of customer spend offset by repayments
•The credit card portfolio is a prime book which has performed well in recent years. New to arrears rates are slightly above pre-pandemic levels, with the absolute value of new to arrears cases being lower due to the contraction in total balances since 2019
•The impairment charge was £197 million for the first half of 2023 compared to a charge of £272 million for the first half of 2022, with overall ECL coverage stable at 5.0 per cent (31 December 2022: 5.1 per cent)
•Coverage by stage remains broadly stable. Stage 2 ECL coverage increased slightly to 15.0 per cent (31 December 2022: 14.5 per cent), along with Stage 3 ECL coverage at 52.3 per cent (31 December 2022: 50.9 per cent)
Loans and overdrafts
•Loans and advances to customers for unsecured loans and overdrafts increased to £10.9 billion (31 December 2022: £10.3 billion) largely driven by increasing customer demand, with growth concentrated in low risk segments
•The impairment charge was £160 million for the first half of 2023, compared to £241 million for the first half of 2022 and overall ECL coverage broadly stable at 6.4 per cent (31 December 2022: 6.6 per cent)
•Stage 2 ECL coverage increased slightly to 23.3 per cent (31 December 2022: 21.4 per cent) and Stage 3 ECL coverage increased to 66.0 per cent (31 December 2022: 64.6 per cent)

CREDIT RISK (continued)
UK Motor Finance
•The UK Motor Finance portfolio increased to £15.2 billion (31 December 2022: £14.6 billion) with new car supply constraints continuing to ease
•There was an impairment charge of £43 million for the first half of 2023 compared to £7 million for the first half of 2022, reflecting recent used car price declines from recent high levels. Overall ECL coverage has remained stable at 1.7 per cent (31 December 2022: 1.7 per cent)
•Updates to residual value (RV) and voluntary termination (VT) risk held against personal contract purchase (PCP) and hire purchase (HP) lending are included within the impairment charge. Updates to account for used car prices, including valuations for battery electric vehicles (BEVs), have increased RV and VT ECL to £116 million (31 December 2022: £92 million)
•Stage 2 ECL coverage reduced slightly to 3.2 per cent (31 December 2022: 3.4 per cent) and Stage 3 ECL coverage reduced to 49.2 per cent (31 December 2022: 52.6 per cent)
Retail UK mortgages loans and advances to customers1

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Mainstream	253,107	253,283
Buy-to-let	48,807	51,529
Specialist	5,857	7,526
Total	307,771	312,338
1    Balances include the impact of HBOS related acquisition adjustments.

CREDIT RISK (continued)
Commercial Banking
•The Commercial portfolio credit quality remains resilient with a focused approach to credit underwriting and monitoring standards and proactive management of exposures to higher risk and vulnerable sectors
•While a small number of the Group’s credit metrics indicate very modest deterioration, these are not considered to be material. Individual risk driver assessments at industry sector level allow increased focus on sectors more vulnerable to changes in consumer spending patterns as well as broader macroeconomic trends
•The Group has reduced overall exposure to cyclical sectors since 2019 and continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure that clients are supported and the Group is protected
•The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. Overall exposures on our Watchlist and in Business Support have increased slightly in the first half of 2023, reflecting the economic environment, while the Group continues to monitor the risk of direct and indirect (consumer led) impact from higher interest rates in the UK. The Group will continue to balance prudent risk management with ensuring support for financially viable clients
•The Group is cognisant of a number of client risks and headwinds associated with rising inflationary and interest rate pressures especially in, but not limited to, sectors reliant upon consumer discretionary spend. These include reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
•The Group continues to carefully monitor the level of arrears on lending under the UK Government support schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place for 100 per cent and 80 per cent respectively. The Group will continue to review customer trends and take early risk mitigating actions as appropriate, including actions to review and manage refinancing risk
Impairment
•There was a net impairment charge of £72 million in the first half of 2023, compared to £117 million in the first half of 2022. The charge was driven by an observed performance charge largely due to additional charges on existing Stage 3 clients, partly offset by a release from economic outlook revisions
•ECL allowances increased by £76 million to £1,925 million at 30 June 2023 (31 December 2022: £1,849 million). The ECL provision at 30 June 2023 captures the impact of inflationary pressures, rising UK Bank rates and supply chain constraints and assumes additional losses will emerge as a result of these
•Stage 2 loans and advances to customers decreased by £1,828 million to £9,665 million (31 December 2022: £11,493 million), of which 93.2 per cent are current and up to date. Stage 2 loans as a proportion of total loans and advances to customers reduced to 10.3 per cent (31 December 2022: 12.1 per cent). Stage 2 ECL coverage was higher at 5.0 per cent (31 December 2022: 4.4 per cent) with the increase in coverage a result of better quality assets moving back to Stage 1 due to the modestly improved GDP outlook
•Stage 3 loans and advances to customers reduced to £3,320 million (31 December 2022: £3,371 million) and as a proportion of total loans and advances to customers, remained stable at 3.5 per cent (31 December 2022: 3.5 per cent). Stage 3 ECL coverage increased to 43.3 per cent (31 December 2022: 38.9 per cent), predominantly driven by additional charges on existing Stage 3 clients

CREDIT RISK (continued)
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate committed drawn lending stood at £11.2 billion at 31 May 2023 (net of £3.9 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations), £0.2 billion increase in comparison to 31 December 2022. In addition, there are undrawn lending facilities of £3.4 billion to predominantly investment grade rated corporate customers
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.8 billion to social housing providers are also excluded
•Despite some headwinds, including the inflationary environment and the impact of rising interest rates, the portfolio is well-positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
•Lending continues to be heavily weighted towards investment real estate (c.95 per cent) rather than development. Of these investment exposures, c.91 per cent have an LTV of less than 70 per cent, with an average LTV of 44 per cent. The average interest cover ratio was 4.0 times, with 80 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including notional base rate stress)
•The portfolio is well diversified with no speculative development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 47 per cent of exposures relate to commercial real estate, including c.15 per cent secured by office assets, c.12 per cent by retail assets and c.11 per cent by industrial assets. Approximately 41 per cent of the portfolio relates to residential investment
•Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure, including several asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor
•Overall performance has remained resilient. Although the Group saw some increase in cases on its closer monitoring in the CRE Watchlist category, these are predominantly precautionary
•Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and sequenced
•Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors

FUNDING AND LIQUIDITY RISK
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 96 per cent as at 30 June 2023 (96 per cent as at 31 December 2022). Overall total wholesale funding has increased to £103.5 billion as at 30 June 2023 (31 December 2022: £100.3 billion) as a result of short term funding which has continued to increase towards more normalised levels. The Group maintains its access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 142 per cent as at 30 June 2023 (31 December 2022: 144 per cent) calculated on a Group consolidated basis based on the PRA rulebook. The decrease in LCR is explained primarily by a reduction in customer deposits. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR, representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.
LCR eligible assets1 have reduced to £138.2 billion, from £144.7 billion at 31 December 2022, driven by a reduction in customer deposits. In addition to the Group’s reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged £71 billion in the 12 months to 30 June 2023. The net stable funding ratio remains strong at 130 per cent as at 30 June 2023 (31 December 2022: 130 per cent).
During the first half of 2023, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £9.4 billion, compared to full year guidance of around £15 billion of wholesale issuance needs. Including pre-funding (issued in 2022), 2023 volumes are £10.4 billion in the year to date. The total outstanding amount of drawings from the TFSME has remained stable at £30.0 billion at 30 June 2023 (31 December 2022: £30.0 billion), with maturities in 2025, 2027 and beyond.
The Group’s credit ratings continue to reflect the strength of its business model and balance sheet. The rating agencies continue to monitor the impact of cost of living increases and rising rates for the UK banking sector. The Group’s strong management and franchise, along with its robust financial performance, capital and funding position, are reflected in the Group’s strong ratings.
1    Based on a monthly rolling simple average over the previous 12 months.

FUNDING AND LIQUIDITY RISK (continued)
Group funding requirements and sources

	At 30 Jun 2023 £bn	At 31 Dec 2022 £bn	Change %

Group funding position
Cash and balances at central banks	95.5	91.4	4
Loans and advances to banks[1]	11.3	10.6	7
Loans and advances to customers	450.7	454.9	(1)
Reverse repurchase agreements – non-trading	36.0	44.9	(20)
Debt securities at amortised cost	12.8	9.9	29
Financial assets at fair value through other comprehensive income	22.2	23.2	(4)
Other assets[2]	254.3	238.5	7
Total Group assets	882.8	873.4	1
Less other liabilities[2]	(220.4)	(205.3)	7
Funding requirements	662.4	668.1	(1)

Customer deposits	469.8	475.3	(1)
Wholesale funding[3]	103.5	100.3	3
Repurchase agreements – non-trading	14.6	18.6	(22)
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Total equity	44.5	43.9	1
Funding sources	662.4	668.1	(1)
1    Excludes £0.1 billion (31 December 2022: £0.1 billion) of loans and advances to banks within the Insurance business.
2    Other assets and other liabilities primarily include balances in the Group’s Insurance business (for which comparative balances have been restated for the impacts of IFRS 17) and the fair value of derivative assets and liabilities.
3    The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £2.1 billion (31 December 2022: £2.6 billion).
The Group continues to have a well diversified deposit base, with around 65 per cent of deposits coming from Retail customers.
A very significant proportion of the Group’s customer deposits are insured, with over 80 per cent of Retail customer balances and 58 per cent of total deposits protected by the insurance schemes such as the Financial Services Compensation Scheme (FSCS).

FUNDING AND LIQUIDITY RISK (continued)
Reconciliation of Group funding to the balance sheet

At 30 June 2023	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	4.0	2.2	–	6.2
Debt securities in issue	87.4	–	(8.1)	79.3
Subordinated liabilities	12.1	–	(2.2)	9.9
Total wholesale funding	103.5	2.2
Customer deposits	469.8	–	–	469.8
Total	573.3	2.2

At 31 December 2022
Deposits from banks	5.1	2.7	(0.5)	7.3
Debt securities in issue	82.3	–	(8.5)	73.8
Subordinated liabilities	12.9	–	(2.2)	10.7
Total wholesale funding	100.3	2.7
Customer deposits	475.3	–	–	475.3
Total	575.6	2.7
Analysis of total wholesale funding by residual maturity

Up to 1 month £bn		1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 30 Jun 2023 £bn	Total at 31 Dec 2022 £bn

Deposits from banks	2.0	0.5	1.2	0.3	–	–	–	–	4.0	5.1
Debt securities in issue:
Certificates of deposit	1.6	3.0	2.0	1.2	1.0	0.1	–	–	8.9	7.2
Commercial paper	2.6	7.0	7.2	1.1	1.7	–	–	–	19.6	12.7
Medium-term notes	–	1.5	1.1	1.0	2.0	12.7	14.5	9.9	42.7	45.3
Covered bonds	–	–	–	1.1	1.1	2.7	5.6	2.2	12.7	14.1
Securitisation	–	–	–	–	–	0.2	2.9	0.4	3.5	3.0
	4.2	11.5	10.3	4.4	5.8	15.7	23.0	12.5	87.4	82.3
Subordinated liabilities	–	0.6	–	–	–	1.8	3.5	6.2	12.1	12.9
Total wholesale funding[1]	6.2	12.6	11.5	4.7	5.8	17.5	26.5	18.7	103.5	100.3
1    Excludes balances relating to margins of £2.1 billion (31 December 2022: £2.6 billion).

FUNDING AND LIQUIDITY RISK (continued)
Analysis of term issuance in half-year to 30 June 2023

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation[1]	1.1	–	–	–	1.1
Covered bonds	1.2	–	0.9	–	2.1
Senior unsecured notes	–	1.1	1.6	0.9	3.6
Subordinated liabilities	0.8	–	–	–	0.8
Additional tier 1	0.8	1.0	–	–	1.8
Total issuance	3.9	2.1	2.5	0.9	9.4
1    Includes significant risk transfer securitisations.
Liquidity portfolio
At 30 June 2023, the banking business had £138.2 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2022: £144.7 billion). This comprises of £133.4 billion LCR level 1 eligible assets (31 December 2022: £140.4 billion) and £4.8 billion LCR level 2 eligible assets (31 December 2022: £4.3 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets

	Average
	2023[1] £bn	2022[2] £bn	Change %

Level 1
Cash and central bank reserves	84.6	84.7
High quality government/MDB/agency bonds[3]	46.5	53.6	(13)
High quality covered bonds	2.3	2.1	10
Total	133.4	140.4	(5)
Level 2[4]	4.8	4.3	12
Total LCR eligible assets	138.2	144.7	(4)
1    Based on 12 months rolling simple average to 30 June 2023. Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.
2    Based on 12 months rolling simple average to 31 December 2022. Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.
3    Designated multilateral development bank (MDB).
4    Includes Level 2A and Level 2B.

	At 30 Jun 2023	At 30 Jun 2022	At 31 Dec 2022

Liquidity coverage ratio[1]	142%	142%	144%
Net stable funding ratio[2]	130%		130%
1    The liquidity coverage ratio and its components are calculated as simple averages of month-end observations over the previous 12 months.
2    Net stable funding ratio is based on an average of the four previous quarters.

FUNDING AND LIQUIDITY RISK (continued)
Encumbered assets
The Board and Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance, including via a defined risk appetite. At 30 June 2023, the Group had £34.8 billion (31 December 2022: £35.5 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The Group also had £711.4 billion (31 December 2022: £705.9 billion) of unencumbered on-balance sheet assets, and £136.6 billion (31 December 2022: £132.0 billion) of pre-positioned and encumbered assets held with central banks. The increase in the latter was primarily driven by additional assets pre-positioned in the second quarter of 2023. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.

INTEREST RATE SENSITIVITY
The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2023, the Group’s structural hedge had an approved capacity of £255 billion (stable on 31 December 2022) and a nominal balance of £255 billion.
Illustrative cumulative impact of parallel shifts in interest rate curve1
The table below shows the banking book net interest income sensitivity to an instantaneous parallel increase in interest rates. Sensitivities reflect shifts in the interest rate curve. The marginal reduction in Year 1 sensitivity compared to the year-end and previous half-year is driven by reduced current account and variable rate savings deposit balances. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined.
The following assumptions have been applied:
•Instantaneous parallel shift in interest rate curve, including UK Bank Rate
•Balance sheet remains constant
•Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1 £m	Year 2 £m	Year 3 £m

+50bps	c.250	c.450	c.650
+25bps	c.125	c.225	c.325
-25bps	(c.150)	(c.225)	(c.325)
1 Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 30 June 2023 balance sheet position.

STATUTORY INFORMATION
The half-year ended 31 December 2022 information disclosed throughout the report is presented as supplementary information and is not required to be disclosed in accordance with IAS 34.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Interest income		13,048	7,429	10,216
Interest expense		(6,250)	(1,392)	(3,331)
Net interest income		6,798	6,037	6,885
Fee and commission income		1,426	1,370	1,420
Fee and commission expense		(539)	(521)	(549)
Net fee and commission income	4	887	849	871
Net trading income (losses)		6,161	(19,302)	(685)
Insurance revenue	5	1,450	1,201	1,260
Insurance service expense	6	(1,238)	(1,447)	(2,416)
Net income (losses) from reinsurance contracts held		11	(6)	68
Insurance service result		223	(252)	(1,088)
Other operating income		826	675	664
Other income		8,097	(18,030)	(238)
Total income		14,895	(11,993)	6,647
Net finance (expense) income from insurance, participating investment and reinsurance contracts	7	(3,769)	14,300	1,593
Movement in third party interests in consolidated funds		(332)	1,163	(128)
Change in non-participating investment contracts		(1,488)	4,478	(519)
Total income, after net finance (expense) income in respect of insurance and investment contracts		9,306	7,948	7,593
Operating expenses	8	(4,774)	(4,418)	(4,819)
Impairment	9	(662)	(381)	(1,141)
Profit before tax		3,870	3,149	1,633
Tax expense	10	(1,006)	(702)	(157)
Profit for the period		2,864	2,447	1,476

Profit attributable to ordinary shareholders		2,572	2,190	1,199
Profit attributable to other equity holders		255	214	224
Profit attributable to equity holders		2,827	2,404	1,423
Profit attributable to non-controlling interests		37	43	53
Profit for the period		2,864	2,447	1,476

Basic earnings per share	11	3.9p	3.1p	1.8p
Diluted earnings per share	11	3.8p	3.1p	1.8p
1    Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 24 and 25.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Profit for the period	2,864	2,447	1,476
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(119)	(382)	(2,630)
Tax	27	175	685
	(92)	(207)	(1,945)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(48)	33	11
Tax	–	(1)	4
	(48)	32	15
Gains and losses attributable to own credit risk:
(Losses) gains before tax	(85)	421	98
Tax	24	(127)	(28)
	(61)	294	70
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	157	(27)	(106)
Income statement transfers in respect of disposals	(107)	(45)	(47)
Income statement transfers in respect of impairment	(2)	–	6
Tax	(13)	25	37
	35	(47)	(110)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,644)	(3,553)	(3,437)
Net income statement transfers	756	(186)	229
Tax	244	1,011	917
	(644)	(2,728)	(2,291)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(66)	46	70
Transfers to income statement (tax: £nil)	–	–	(31)
	(66)	46	39
Total other comprehensive loss for the period, net of tax	(876)	(2,610)	(4,222)
Total comprehensive income (loss) for the period	1,988	(163)	(2,746)

Total comprehensive income (loss) attributable to ordinary shareholders	1,696	(420)	(3,023)
Total comprehensive income attributable to other equity holders	255	214	224
Total comprehensive income (loss) attributable to equity holders	1,951	(206)	(2,799)
Total comprehensive income attributable to non-controlling interests	37	43	53
Total comprehensive income (loss) for the period	1,988	(163)	(2,746)
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2023 £m	At 31 Dec 2022[1] £m

Assets
Cash and balances at central banks		95,522	91,388
Financial assets at fair value through profit or loss		191,525	180,769
Derivative financial instruments	13	23,670	24,753
Loans and advances to banks		11,333	10,632
Loans and advances to customers	14	450,720	454,899
Reverse repurchase agreements		36,006	44,865
Debt securities		12,849	9,926
Financial assets at amortised cost		510,908	520,322
Financial assets at fair value through other comprehensive income		22,232	23,154
Goodwill and other intangible assets		8,203	7,615
Current tax recoverable		970	612
Deferred tax assets		6,210	6,422
Retirement benefit assets	19	4,685	3,823
Other assets		18,879	14,536
Total assets		882,804	873,394

Liabilities
Deposits from banks		6,222	7,266
Customer deposits		469,813	475,331
Repurchase agreements at amortised cost		44,622	48,596
Financial liabilities at fair value through profit or loss		23,777	17,755
Derivative financial instruments	13	23,662	24,042
Notes in circulation		1,342	1,280
Debt securities in issue	17	79,264	73,819
Liabilities arising from insurance contracts and participating investment contracts		113,566	110,278
Liabilities arising from non-participating investment contracts		41,943	39,476
Other liabilities		22,303	18,764
Retirement benefit obligations	19	120	126
Current tax liabilities		25	8
Deferred tax liabilities		181	209
Other provisions	20	1,625	1,803
Subordinated liabilities		9,857	10,730
Total liabilities		838,322	829,483

Equity
Share capital		6,464	6,729
Share premium account		18,557	18,504
Other reserves		6,191	6,587
Retained profits		6,079	6,550
Ordinary shareholders’ equity		37,291	38,370
Other equity instruments		6,940	5,297
Total equity excluding non-controlling interests		44,231	43,667
Non-controlling interests		251	244
Total equity		44,482	43,911
Total equity and liabilities		882,804	873,394
1    Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 24 and 25.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 31 December 2022	25,233	6,602	10,145	41,980	5,297	244	47,521
Adjustment on adoption of IFRS 17	–	(15)	(3,595)	(3,610)	–	–	(3,610)
At 1 January 2023	25,233	6,587	6,550	38,370	5,297	244	43,911
Comprehensive income
Profit for the period	–	–	2,572	2,572	255	37	2,864
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(92)	(92)	–	–	(92)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	35	–	35	–	–	35
Equity shares	–	(48)	–	(48)	–	–	(48)
Gains and losses attributable to own credit risk, net of tax	–	–	(61)	(61)	–	–	(61)
Movements in cash flow hedging reserve, net of tax	–	(644)	–	(644)	–	–	(644)
Movements in foreign currency translation reserve, net of tax	–	(66)	–	(66)	–	–	(66)
Total other comprehensive income	–	(723)	(153)	(876)	–	–	(876)
Total comprehensive income[1]	–	(723)	2,419	1,696	255	37	1,988
Transactions with owners
Dividends	–	–	(1,059)	(1,059)	–	(30)	(1,089)
Distributions on other equity instruments	–	–	–	–	(255)	–	(255)
Issue of ordinary shares	115	–	–	115	–	–	115
Share buyback	(327)	327	(2,020)	(2,020)	–	–	(2,020)
Issue of other equity instruments	–	–	(6)	(6)	1,778	–	1,772
Repurchases and redemptions of other equity instruments	–	–	–	–	(135)	–	(135)
Movement in treasury shares	–	–	101	101	–	–	101
Value of employee services:
Share option schemes	–	–	23	23	–	–	23
Other employee award schemes	–	–	71	71	–	–	71
Changes in non-controlling interests	–	–	–	–	–	–	–
Total transactions with owners	(212)	327	(2,890)	(2,775)	1,388	(30)	(1,417)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 30 June 2023[2]	25,021	6,191	6,079	37,291	6,940	251	44,482
1    Total comprehensive income attributable to owners of the parent was £1,951 million.
2    Total equity attributable to owners of the parent was £44,231 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 31 December 2021	25,581	11,189	10,241	47,011	5,906	235	53,152
Adjustment on adoption of IFRS 17	–	(12)	(1,923)	(1,935)	–	–	(1,935)
At 1 January 2022	25,581	11,177	8,318	45,076	5,906	235	51,217
Comprehensive income
Profit for the period[1]	–	–	2,190	2,190	214	43	2,447
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(207)	(207)	–	–	(207)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(47)	–	(47)	–	–	(47)
Equity shares	–	32	–	32	–	–	32
Gains and losses attributable to own credit risk, net of tax	–	–	294	294	–	–	294
Movements in cash flow hedging reserve, net of tax	–	(2,728)	–	(2,728)	–	–	(2,728)
Movements in foreign currency translation reserve, net of tax[1]	–	46	–	46	–	–	46
Total other comprehensive (loss) income	–	(2,697)	87	(2,610)	–	–	(2,610)
Total comprehensive (loss) income[2]	–	(2,697)	2,277	(420)	214	43	(163)
Transactions with owners
Dividends	–	–	(930)	(930)	–	(61)	(991)
Distributions on other equity instruments	–	–	–	–	(214)	–	(214)
Issue of ordinary shares	89	–	–	89	–	–	89
Share buyback	(272)	272	(1,836)	(1,836)	–	–	(1,836)
Repurchases and redemptions of other equity instruments	–	–	(17)	(17)	(421)	–	(438)
Movement in treasury shares[1]	–	–	(55)	(55)	–	–	(55)
Value of employee services:
Share option schemes	–	–	24	24	–	–	24
Other employee award schemes	–	–	88	88	–	–	88
Changes in non-controlling interests	–	–	(3)	(3)	–	2	(1)
Total transactions with owners	(183)	272	(2,729)	(2,640)	(635)	(59)	(3,334)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–	–
At 30 June 2022[3]	25,398	8,753	7,865	42,016	5,485	219	47,720
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.
2    Total comprehensive income attributable to owners of the parent was a loss of £206 million.
3    Total equity attributable to owners of the parent was £47,501 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 30 June 2022 (previously reported)	25,398	8,779	10,194	44,371	5,485	219	50,075
Adjustment on adoption of IFRS 17	–	(26)	(2,329)	(2,355)	–	–	(2,355)
At 1 July 2022	25,398	8,753	7,865	42,016	5,485	219	47,720
Comprehensive income
Profit for the period[1]	–	–	1,199	1,199	224	53	1,476
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,945)	(1,945)	–	–	(1,945)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(110)	–	(110)	–	–	(110)
Equity shares	–	15	–	15	–	–	15
Gains and losses attributable to own credit risk, net of tax	–	–	70	70	–	–	70
Movements in cash flow hedging reserve, net of tax	–	(2,291)	–	(2,291)	–	–	(2,291)
Movements in foreign currency translation reserve, net of tax[1]	–	39	–	39	–	–	39
Total other comprehensive loss	–	(2,347)	(1,875)	(4,222)	–	–	(4,222)
Total comprehensive (loss) income[2]	–	(2,347)	(676)	(3,023)	224	53	(2,746)
Transactions with owners
Dividends	–	–	(545)	(545)	–	(31)	(576)
Distributions on other equity instruments	–	–	–	–	(224)	–	(224)
Issue of ordinary shares	16	–	–	16	–	–	16
Share buyback	(181)	181	(177)	(177)	–	–	(177)
Issue of other equity instruments	–	–	(5)	(5)	750	–	745
Repurchases and redemptions of other equity instruments	–	–	(19)	(19)	(938)	–	(957)
Movement in treasury shares[1]	–	–	(5)	(5)	–	–	(5)
Value of employee services:
Share option schemes	–	–	17	17	–	–	17
Other employee award schemes	–	–	95	95	–	–	95
Changes in non-controlling interests	–	–	–	–	–	3	3
Total transactions with owners	(165)	181	(639)	(623)	(412)	(28)	(1,063)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2022[3]	25,233	6,587	6,550	38,370	5,297	244	43,911
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.
2    Total comprehensive income attributable to owners of the parent was a loss of £2,799 million.
3    Total equity attributable to owners of the parent was £43,667 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Cash flows from operating activities
Profit before tax	3,870	3,149	1,633
Adjustments for:
Change in operating assets	(589)	1,285	15,450
Change in operating liabilities	10,162	10,036	(8,555)
Non-cash and other items	2,222	(1,916)	1,672
Tax paid (net)	(861)	(504)	(239)
Net cash provided by operating activities	14,804	12,050	9,961
Cash flows from investing activities
Purchase of financial assets	(3,850)	(2,386)	(5,598)
Proceeds from sale and maturity of financial assets	3,657	5,308	5,864
Purchase of fixed assets	(3,378)	(1,646)	(2,209)
Proceeds from sale of fixed assets	534	707	843
Repayment of capital by joint ventures and associates	9	36	–
Acquisition of businesses, net of cash acquired	(28)	(381)	(28)
Net cash (used in) provided by investing activities	(3,056)	1,638	(1,128)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,059)	(930)	(545)
Distributions in respect of other equity instruments	(255)	(214)	(224)
Distributions in respect of non-controlling interests	(30)	(61)	(31)
Interest paid on subordinated liabilities	(344)	(387)	(216)
Proceeds from issue of subordinated liabilities	746	–	838
Proceeds from issue of other equity instruments	1,772	–	745
Proceeds from issue of ordinary shares	70	17	14
Share buyback	(1,523)	(1,836)	(177)
Repayment of subordinated liabilities	(1,162)	(1,644)	(572)
Repurchases and redemptions of other equity instruments	(135)	(438)	(957)
Change in stake of non-controlling interests	–	2	3
Net cash used in financing activities	(1,920)	(5,491)	(1,122)
Effects of exchange rate changes on cash and cash equivalents	(493)	594	133
Change in cash and cash equivalents	9,335	8,791	7,844
Cash and cash equivalents at beginning of period	95,829	79,194	87,985
Cash and cash equivalents at end of period	105,164	87,985	95,829
1    Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 24 and 25.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months. Included within cash and cash equivalents at 30 June 2023 is £45 million (30 June 2022: £74 million; 31 December 2022: £37 million) held within the Group’s long-term insurance and investments operations, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2023 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2022 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Copies of the 2022 Annual Report on Form 20-F are available on the Group’s website.
The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2022 Annual Report on Form 20-F.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
Except for accounting policies and methods of computation affected by IFRS 17 and the IAS 12 exception relating to the recognition and disclosure of the implication of certain potential deferred tax consequences, the Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2022 and there have been no changes in the Group’s methods of computation. Following amendments to IAS 12 by the IASB (International Tax Reform – Pillar Two Model Rules, issued in May 2023) entities are not permitted to disclose information about deferred tax assets and liabilities related to the Organisation for Economic, Co-operation and Development’s Pillar Two Model Rules, including any qualified domestic minimum top-up taxes. No changes arise to the Group’s deferred tax assets or liabilities as a result of the Group having applied the relevant exception. The changes relating to IFRS 17 are set out in note 24.
Presentational changes
Changes have been made to the presentation of the Group’s income statement and the Group’s balance sheet arising from the adoption of IFRS 17. Further information on the income statement and balance sheet presentational changes is set out in notes 25 to 27.
In addition to the impact of IFRS 17, the following changes have been made to the presentation of the Group’s income statement and balance sheet:
•movement in third party interests in consolidated funds are presented separately on the face of the income statement rather than within interest expense. There is no change to the balance sheet presentation of the third party interests;
•items in the course of collection from banks are reported within other assets rather than separately on the face of the balance sheet;
•investments in joint ventures and associates are reported within other assets rather than separately on the face of the balance sheet;
•goodwill and other intangible assets are aggregated on the face of the balance sheet; and
•items in the course of transmission to banks are reported within other liabilities rather than separately on the face of the balance sheet.
Except for the impact of IFRS 17, there has been no change in the basis of accounting for any of the underlying transactions. Comparatives have been presented on a consistent basis.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 1: Basis of preparation and accounting policies (continued)
IFRS 17 Insurance Contracts
On 1 January 2023, the Group adopted IFRS 17 Insurance Contracts, which replaced IFRS 4 Insurance Contracts. A summary of the impact is set out below with further information included in note 24.
IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, including reinsurance contracts issued, participating investment contracts and reinsurance contracts held.
The Group’s change in accounting policies arising from the adoption of IFRS 17 has been made in accordance with the transitional provisions of the standard. IFRS 17 requires a full retrospective approach unless it is impracticable to do so. Under the full retrospective approach, transition impacts are calculated as if IFRS 17 had always applied and it prohibits use of hindsight. This requires having full and granular data on assumptions and cash flows so that, at the point of contract recognition, the IFRS 17 contract value and contractual service margin (CSM) can be calculated and revalued up to the point of transition. If it is impracticable to apply IFRS 17 retrospectively, a choice is permitted between a modified retrospective approach, provided qualifying conditions are met, or a fair value approach. The different approaches can be applied to different groups of insurance contracts.
On transition, the Group used the full retrospective approach for business written since 1 January 2016 using Solvency II modelling tools developed when Solvency II was implemented, which are only available to support the calculation of IFRS 17 results from that date. The full retrospective approach was deemed impracticable for contracts initially recognised prior to 1 January 2016 as the models required to calculate the risk adjustment were not in use within the business prior to this date. The Group has decided to use the fair value approach for business initially recognised prior to 2016, and valuations supporting Solvency II at the transition date were used to support the fair value calculation for transition for that business.
Changes have also been made to the Group’s cash flow statement arising from the adoption of IFRS 17. As noted below, IFRS 17 has required several measurement changes to the balance sheet including the derecognition of the value of in-force asset, the measurement of contract liabilities on a probability-weighted basis and the creation of a CSM liability. These changes, together with the presentation of the change in insurance contract liabilities within the change in operating liabilities, have resulted in a restatement of the adjustment for changes in both operating assets and liabilities as well as non-cash and other items. There has been no change to the cash and cash equivalents at 30 June 2022 or 31 December 2022.
On transition to IFRS 17, the Group’s total equity at 1 January 2022 was reduced by £1,935 million from £53,152 million under IFRS 4 to £51,217 million under IFRS 17. The reduction in equity is primarily driven by the derecognition of the value in-force (VIF) asset, the move to a probability-weighted estimate (expected value) of contract liabilities, the creation of the new CSM liability (£1,927 million, net of reinsurance) and the establishment of the risk adjustment (£1,492 million, net of reinsurance). Refer to note 25 for the full impact of IFRS 17 on the Group’s balance sheet.
The CSM at the transition date is released to the income statement in future periods as insurance contract services are provided. The table below summarises the approach the Group has applied to groups of insurance contracts at the transition date and the resulting CSM.

		CSM at transition date
Year contracts initially recognised	Transition approach	£m	%

Contracts initially recognised prior to 1 January 2016	Fair value approach	1,419	74
Contracts initially recognised after 1 January 2016	Full retrospective approach	508	26
		1,927	100
At 31 December 2022, total equity is also impacted by the restatement of the income statement for the year ended 31 December 2022, resulting in a further reduction of £1,632 million in retained profits. This arose from the impact of revised income recognition requirements, changes in interest rates during 2022 and the effect of contract modifications. There is a further reduction in total equity of £43 million in respect of the foreign currency translation reserve and the reclassification of treasury shares on transition to IFRS 17. Total equity at 31 December 2022 reduced by £3,610 million, from £47,521 million under IFRS 4 to £43,911 million under IFRS 17.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 1: Basis of preparation and accounting policies (continued)
Whilst IFRS 17 does not change the total profit recognised over the life of an insurance contract or participating investment contract, it does change both the phasing of profit recognition and the amounts recognised within individual income statement line items, including other income and operating expenses. Under IFRS 17, the Group is required to defer substantially all of the expected profit through the recognition of a CSM on the balance sheet; the CSM is subsequently released to the income statement over the coverage period of the product. The expected profit includes estimated future premiums and claims together with expected administration costs such as claims handling costs, costs incurred to provide contractual policyholder benefits and policy administration and maintenance costs.
The impact of IFRS 17 on the Group’s results for the half-year to 30 June 2022 was to reduce profit before tax by £512 million and reduce profit after tax by £379 million compared to results reported under IFRS 4. The impact of IFRS 17 on the Group’s results for the half-year to 31 December 2022, was to reduce profit before tax by £1,634 million, and reduce profit after tax by £1,253 million.
Future accounting developments
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2024, including IFRS 16 Lease liability in a sale and leaseback, IAS 1 Non-current liabilities with covenants, and IAS 1 Classification of liabilities as current or non-current. These amendments are not expected to have a significant impact on the Group and, apart from the amendments relating to IFRS 16 Lease liability in a sale and leaseback, have not been endorsed for use in the UK.
Related party transactions
The Group has had no significant related party transactions during the half-year to 30 June 2023. Related party transactions for the half-year to 30 June 2023 are similar in nature to those for the year ended 31 December 2022. Full details of the Group’s related party transactions for the year ended 31 December 2022 can be found in the Group’s 2022 Annual Report on Form 20-F.
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.
Except for the change to the critical accounting judgement and key sources of estimation uncertainty in determining the liabilities arising from the insurance business and the removal of the judgements and estimates in respect of the value of in-force asset and capitalised software enhancements, the Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2022. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 16.
Valuation of liabilities arising from the insurance business
The Group has applied judgment in determining the characteristics which make a product illiquid, the level of illiquidity premium to apply to the discount rate of different products and how the illiquidity premium is determined, where material.
The products to which an illiquidity premium has been applied to the discount rate are annuity contracts, due to the illiquid nature of their cash flows, certain reinsurance contracts held where the underlying contracts are annuity contracts, due to the transfer of longevity risk to the reinsurer, and whole of life protection contracts, due to the inherent policyholder value and zero surrender option.
For annuity contracts, at initial recognition, the discount rate is calculated with reference to a strategic portfolio of assets, and subsequently measured to reflect the mix of actual assets backing annuity contracts, adjusted to reflect the impacts of transition from initial recognition. To reflect differences between the characteristics of insurance contracts and the derivation of discount rates based on a reference portfolio, adjustments for credit risk are required, and the Group uses the fundamental spread to maintain consistency with its Solvency II approach. For protection contracts, the illiquidity premium is based on the spread on a covered bond index.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
The Group has also applied judgment to determine if a drawdown feature added to its longstanding and workplace pension products was a modification that required derecognition. See note 6 for more details.
Note 3: Segmental analysis
Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the "chief operating decision maker" (as defined by IFRS 8 Operating segments) for the Group.
The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The underlying basis is derived from the recognition and measurement principles of IFRS with the effects of the following excluded in arriving at underlying profit before tax:
•Restructuring costs relating to merger, acquisition and integration activities
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
•Losses from insurance and participating investment contract modifications relating to the enhancement to the Group’s longstanding and workplace pension business through the addition of a drawdown feature
For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total underlying income.
During the half-year ended 31 December 2022 there were changes as a result of the Group restructure effective from 1 July 2022:
•Business Banking and Commercial Cards moved from Retail to Commercial Banking. Wealth moved from Insurance and Wealth to Retail
•Insurance and Wealth was renamed Insurance, Pensions and Investments
Following the restructure, the Group completed a review and determined that it had three operating and reportable segments: Retail; Commercial Banking; and Insurance, Pensions and Investments. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2022, neither has there been any change to the Group’s segmental accounting for internal segment derivatives entered into by units for risk management purposes since 31 December 2022. IFRS 17 has resulted in consequential changes to the Group’s segmental accounting for internal segment services. Further information on the adoption of IFRS 17 is provided in notes 1 and 24.
Comparatives have been presented on a consistent basis in respect of the above changes.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)
The table below analyses the Group’s income and profit by segment on an underlying basis and provides a reconciliation through to certain lines in the Group’s statutory income statement. Total income, after net finance income in respect of insurance and investment contracts is also analysed between external and inter-segment income.

Half-year to 30 June 2023	Net interest income £m	Other income, after net finance income[1] £m	Total income, after net finance income[1,2] £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	5,064	1,006	6,070	2,505	6,429	(359)
Commercial Banking	1,934	856	2,790	1,417	2,296	494
Insurance, Pensions and Investments	(70)	619	549	91	621	(72)
Other	76	57	133	28	196	(63)
Group	7,004	2,538	9,542	4,041	9,542	–
Reconciling items:
Insurance grossing adjustment	7	(139)	(132)	–
Market volatility and asset sales	(183)	117	(66)	(63)
Amortisation of purchased intangibles	–	–	–	(35)
Restructuring costs[3]	–	–	–	(25)
Fair value unwind and other items	(30)	(8)	(38)	(48)
Group – statutory	6,798	2,508	9,306	3,870
1    Other income and total income, after net finance income in respect of insurance and investment contracts.
2    Total income, after net finance income does not include operating lease depreciation which, on a statutory basis, is included within operating costs.
3    Restructuring costs related to merger, acquisition and integration costs.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)

Half-year to 30 June 2022[1]	Net interest income £m	Other income, after net finance income[2] £m	Total income, after net finance income[2,3] £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	4,628	854	5,482	2,320	5,733	(251)
Commercial Banking	1,520	731	2,251	904	2,077	174
Insurance, Pensions and Investments	(43)	533	490	35	503	(13)
Other	30	249	279	403	189	90
Group	6,135	2,367	8,502	3,662	8,502	–
Reconciling items:
Insurance grossing adjustment	(24)	(105)	(129)	–
Market volatility and asset sales	(12)	(352)	(364)	(359)
Amortisation of purchased intangibles	–	–	–	(35)
Restructuring costs[4]	–	–	–	(47)
Fair value unwind and other items	(62)	1	(61)	(72)
Group – statutory	6,037	1,911	7,948	3,149

Half-year to 31 December 2022[1]	Net interest income £m	Other income, after net finance income[2] £m	Total income, after net finance income[2,3] £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	5,146	877	6,023	2,177	6,322	(299)
Commercial Banking	1,927	834	2,761	957	2,253	508
Insurance, Pensions and Investments	(58)	427	369	(97)	407	(38)
Other	22	161	183	329	354	(171)
Group	7,037	2,299	9,336	3,366	9,336	–
Reconciling items:
Insurance grossing adjustment	–	(96)	(96)	–
Market volatility and asset sales	(123)	(1,489)	(1,612)	(1,619)
Amortisation of purchased intangibles	–	–	–	(35)
Restructuring costs[4]	–	–	–	(33)
Fair value unwind and other items	(29)	(6)	(35)	(46)
Group – statutory	6,885	708	7,593	1,633
1    Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 24 and 25.
2    Other income and total income, after net finance income in respect of insurance and investment contracts.
3    Total income, after net finance income does not include operating lease depreciation which, on a statutory basis, is included within operating costs.
4    Restructuring costs related to merger, acquisition and integration costs.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 30 Jun 2023 £m	At 31 Dec 2022[1] £m	At 30 Jun 2023 £m	At 31 Dec 2022 £m	At 30 Jun 2023 £m	At 31 Dec 2022[1] £m

Retail	372,926	372,485	305,887	310,765	310,501	314,091
Commercial Banking	155,267	147,477	163,580	163,828	210,147	202,070
Insurance, Pensions and Investments	173,647	170,777	–	–	169,088	168,357
Other	180,964	182,655	346	738	148,586	144,965
Total Group	882,804	873,394	469,813	475,331	838,322	829,483
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.
Note 4: Net fee and commission income

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Fee and commission income:
Current accounts	310	330	316
Credit and debit card fees	617	561	634
Commercial banking and treasury fees	166	179	132
Unit trust and insurance broking	34	43	35
Factoring	39	40	39
Other fees and commissions	260	217	264
Total fee and commission income	1,426	1,370	1,420
Fee and commission expense	(539)	(521)	(549)
Net fee and commission income	887	849	871
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and unit trust and insurance broking fees arise in Insurance, Pensions and Investments.
Note 5: Insurance revenue

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m	Half-year to 31 Dec 2022 £m

Life
Amounts relating to the changes in liabilities for remaining coverage:
CSM recognised for services provided	160	100	145
Change in risk adjustments for non-financial risk for risk expired	30	54	49
Expected incurred claims and other insurance services expenses	955	877	819
Charges (credits) to funds in respect of policyholder tax and other	20	(162)	(66)
Recovery of insurance acquisition cash flows	40	38	48
Total life	1,205	907	995

Non-life
Total non-life	245	294	265
Total insurance revenue	1,450	1,201	1,260

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 6: Insurance service expense

	Half-year to 30 June 2023
	Life £m	Non-life £m	Total £m

Incurred claims and other directly attributable expenses	966	236	1,202
Changes that relate to past service: adjustment to liabilities for incurred claims	1	(45)	(44)
Changes that relate to future service: losses and reversal of losses on onerous contracts	26	(4)	22
Amortisation of insurance acquisition assets	40	18	58
Net impairment loss on insurance acquisition assets	–	–	–
Total insurance service expense	1,033	205	1,238

	Half-year to 30 June 2022
	Life £m	Non-life £m	Total £m

Incurred claims and other directly attributable expenses	896	239	1,135
Changes that relate to past service: adjustment to liabilities for incurred claims	4	(16)	(12)
Changes that relate to future service: losses and reversal of losses on onerous contracts[1]	265	1	266
Amortisation of insurance acquisition assets	37	21	58
Net impairment loss on insurance acquisition assets	–	–	–
Total insurance service expense	1,202	245	1,447

	Half-year to 31 December 2022
	Life £m	Non-life £m	Total £m

Incurred claims and other directly attributable expenses	855	236	1,091
Changes that relate to past service: adjustment to liabilities for incurred claims	(4)	73	69
Changes that relate to future service: losses and reversal of losses on onerous contracts[1]	1,221	1	1,222
Amortisation of insurance acquisition assets	48	(28)	20
Net impairment loss on insurance acquisition assets	14	–	14
Total insurance service expense	2,134	282	2,416
1    During 2022, the Group enhanced its existing longstanding and workplace pension business through the addition of a drawdown feature. The Group applied judgement to determine that if the drawdown feature had been included in the contract terms at inception, the modified contracts would have had a substantially different contract boundary. As a result IFRS 17 required the existing contracts to be derecognised and the modified contracts to be recognised as new contracts. Judgement was also applied in determining the premium that would have been charged had the Group entered into a contract with the new contract’s terms at the date of modification. The contracts were modified throughout 2022, in line with the dates of policyholder communication of enhanced benefits. The impact is set out below:
–The Group derecognised existing CSM relating to contracts modified of £399 million, net of reinsurance, and recognised CSM of £1,730 million, net of reinsurance, relating to the new contracts recognised. During 2022, the CSM increased by £1,331 million and will be released to the income statement in the future, in line with service provided. The new CSM is larger than the previously existing CSM as (i) there were no acquisition costs incurred following modification and (ii) the CSM for those contracts that were originally recognised prior to 1 January 2016 was previously calculated using the fair value approach on transition.
–The new CSM also includes additional future profit of £89 million expected to emerge from the addition of a drawdown feature, as a result of the increase in the expected length of the contract services period for this business. There has been an equivalent change in the fulfilment cashflows arising upon contract modification.
Consequently, a charge to the 2022 income statement of £1,242 million arises (half-year to 30 June 2022: £227 million; half-year to 31 December 2022: £1,015 million).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 7: Net investment return on assets held to back insurance and participating investment contracts and net insurance finance (expense) income

	Half-year to 30 June 2023
	Life £m	Non-life £m	Total £m

Investment property losses	(1)	–	(1)
Securities and other gains	2,905	28	2,933
Foreign exchange gains	638	–	638
Net investment return on assets held to back insurance and participating investment contracts (memorandum item)[1]	3,542	28	3,570

Changes in fair value of underlying items of direct participating contracts	(3,906)	(36)	(3,942)
Effects of risk mitigation option	145	–	145
Interest accreted	(408)	(3)	(411)
Effect of changes in interest rates and other financial assumptions	437	–	437
Effect of changes in fulfilment cash flows at current rates when CSM is unlocked at locked-in rates	–	–	–
Net finance expense from insurance and participating investment contracts	(3,732)	(39)	(3,771)

Net finance income from reinsurance contracts held	2	–	2

Net finance expense from insurance, participating investment and reinsurance contracts	(3,730)	(39)	(3,769)

	Half-year to 30 June 2022
	Life £m	Non-life £m	Total £m

Investment property gains	5	–	5
Securities and other (losses) gains	(13,504)	2	(13,502)
Foreign exchange losses	(757)	–	(757)
Net investment return on assets held to back insurance and participating investment contracts (memorandum item)[1]	(14,256)	2	(14,254)

Changes in fair value of underlying items of direct participating contracts	11,219	–	11,219
Effects of risk mitigation option	(164)	–	(164)
Interest accreted	(207)	(1)	(208)
Effect of changes in interest rates and other financial assumptions	3,429	–	3,429
Effect of changes in fulfilment cash flows at current rates when CSM is unlocked at locked-in rates	29	–	29
Net finance income (expense) from insurance and participating investment contracts	14,306	(1)	14,305

Net finance expense from reinsurance contracts held	(5)	–	(5)

Net finance income (expense) from insurance, participating investment and reinsurance contracts	14,301	(1)	14,300
1    Net investment return on assets held to back insurance contracts and participating investment contracts is reported within net trading income (expense) on the face of the Group’s income statement; includes income of £3,781 million (half-year to 30 June 2022: loss of £11,144 million) in respect of unit-linked and with-profit contracts measured applying the variable fee approach. The assets generating the investment return held to back insurance contracts and participating investment contracts are carried at fair value on the Group’s balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 7: Net investment return on assets held to back insurance and participating investment contracts and net insurance finance (expense) income (continued)

	Half-year to 31 December 2022
	Life £m	Non-life £m	Total £m

Investment property losses	(8)	–	(8)
Securities and other (losses) gains	(1,372)	7	(1,365)
Foreign exchange losses	(282)	–	(282)
Net investment return on assets held to back insurance and participating investment contracts (memorandum item)[1]	(1,662)	7	(1,655)

Changes in fair value of underlying items of direct participating contracts	(7)	–	(7)
Effects of risk mitigation option	46	–	46
Interest accreted	(143)	(1)	(144)
Effect of changes in interest rates and other financial assumptions	1,797	–	1,797
Effect of changes in fulfilment cash flows at current rates when CSM is unlocked at locked-in rates	(49)	–	(49)
Net finance income (expense) from insurance and participating investment contracts	1,644	(1)	1,643

Net finance expense from reinsurance contracts held	(50)	–	(50)

Net finance income (expense) from insurance, participating investment and reinsurance contracts	1,594	(1)	1,593
1    Net investment return on assets held to back insurance contracts and participating investment contracts is reported within net trading income (expense) on the face of the Group’s income statement; includes income of £63 million in respect of unit-linked and with-profit contracts measured applying the variable fee approach. The assets generating the investment return held to back insurance contracts and participating investment contracts are carried at fair value on the Group’s balance sheet.
Note 8: Operating expenses

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Staff costs:
Salaries and social security costs	1,695	1,631	1,679
Pensions and other post-retirement benefit schemes (note 19)	153	235	220
Restructuring and other staff costs	185	154	153
	2,033	2,020	2,052
Premises and equipment costs[2]	179	140	192
Other expenses:
UK bank levy	–	–	148
Regulatory and legal provisions (note 20)	70	79	176
Other	1,448	1,232	1,324
	1,518	1,311	1,648
Depreciation and amortisation	1,333	1,210	1,186
Operating expenses before adjustment for:	5,063	4,681	5,078
Amounts attributable to the acquisition of insurance and participating investment contracts	(82)	(80)	(88)
Amounts reported within insurance service expenses	(207)	(183)	(171)
Total operating expenses	4,774	4,418	4,819
1    Restated for the presentational changes and the adoption of IFRS 17; see notes 1, 24 and 25. Communications and data processing costs, previously reported separately, are now reported within other.
2    Net of profits on disposal of operating lease assets of £67 million (half-year to 30 June 2022: £110 million; half-year to 31 December 2022: £87 million).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Impairment

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m	Half-year to 31 Dec 2022 £m

Impact of transfers between stages	431	421	493
Other changes in credit quality[1]	374	21	469
Additions and repayments	(150)	(65)	183
Other items	7	4	(4)
	231	(40)	648
Total impairment	662	381	1,141

In respect of:
Loans and advances to banks	(3)	3	11
Loans and advances to customers	667	335	1,016
Debt securities	2	2	5
Financial assets held at amortised cost	666	340	1,032
Other assets	(2)	6	16
Impairment on drawn balances	664	346	1,048
Loan commitments and financial guarantees	1	35	87
Financial assets at fair value through other comprehensive income	(3)	–	6
Total impairment	662	381	1,141
1    Includes a credit for methodology and model changes of £3 million (half-year to 30 June 2022: charge of £3 million; half-year to 31 December 2022: credit of £66 million).
There was a £27 million charge in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business in the current period (half-year to 30 June 2022: no charge; half-year to 31 December 2022: no charge).
The Group’s impairment charge comprises the following:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect the view of credit quality at the balance sheet date and therefore the ultimate realisable or recoverable value.
Additions and repayments
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayment of outstanding balances that have been provided against.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 10: Tax expense
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2023 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Half-year to 31 Dec 2022[1] £m

Profit before tax	3,870	3,149	1,633
UK corporation tax thereon at 23.5 per cent (2022: 19.0 per cent)	(909)	(598)	(311)
Impact of surcharge on banking profits	(141)	(124)	(215)
Non-deductible costs: conduct charges	(2)	(4)	(1)
Non-deductible costs: bank levy	–	–	(28)
Other non-deductible costs	(80)	(39)	(31)
Non-taxable income	27	64	74
Tax relief on coupons on other equity instruments	60	45	38
Tax-exempt gains on disposals	27	38	29
Tax losses where no deferred tax recognised	–	(3)	14
Remeasurement of deferred tax due to rate changes	(8)	12	48
Differences in overseas tax rates	5	(77)	14
Policyholder tax	(37)	(40)	(25)
Deferred tax asset in respect of life assurance expenses	64	20	1
Adjustments in respect of prior years	(11)	3	240
Tax effect of share of results of joint ventures	(1)	1	(4)
Tax expense	(1,006)	(702)	(157)
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25. The tax impact of the IFRS 17 adjustments is recognised at the rate of tax at which it is expected to be realised. For the half-year to 31 December 2022, this includes the impact of the transitional tax provisions to allow spreading of life companies’ profit or loss arising on transition to IFRS 17 over 10 years. For the half-year to 30 June 2022, these provisions were not substantively enacted and so the rate of tax did not reflect them.
Note 11: Earnings per share

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m	Half-year to 31 Dec 2022 £m

Profit attributable to ordinary shareholders – basic and diluted[1]	2,572	2,190	1,199

	Half-year to 30 Jun 2023 million	Half-year to 30 Jun 2022 million	Half-year to 31 Dec 2022 million

Weighted-average number of ordinary shares in issue – basic	66,226	70,192	67,524
Adjustment for share options and awards	882	881	790
Weighted-average number of ordinary shares in issue – diluted	67,108	71,073	68,314

Basic earnings per share[1]	3.9p	3.1p	1.8p
Diluted earnings per share[1]	3.8p	3.1p	1.8p
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 49 to the Group’s financial statements for the year ended 31 December 2022 details the definitions of the three levels in the fair value hierarchy.
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2023
Financial assets at fair value through profit or loss:
Loans and advances to banks	–	3,010	–	3,010
Loans and advances to customers	–	2,291	7,641	9,932
Reverse repurchase agreements	–	16,091	–	16,091
Debt securities	11,183	26,703	2,102	39,988
Treasury and other bills	–	–	–	–
Contracts held with reinsurers	–	11,292	–	11,292
Equity shares	109,541	–	1,671	111,212
Total financial assets at fair value through profit or loss[1]	120,724	59,387	11,414	191,525
Financial assets at fair value through other comprehensive income:
Debt securities	10,846	11,094	57	21,997
Equity shares	–	–	235	235
Total financial assets at fair value through other comprehensive income	10,846	11,094	292	22,232
Derivative financial instruments	51	23,112	507	23,670
Total financial assets carried at fair value	131,621	93,593	12,213	237,427
1    Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £166,428 million.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Fair values of financial assets and liabilities (continued)

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 31 December 2022[1]
Financial assets at fair value through profit or loss:
Loans and advances to banks	–	3,329	–	3,329
Loans and advances to customers	–	1,879	7,883	9,762
Reverse repurchase agreements	–	11,781	–	11,781
Debt securities	10,127	26,118	1,802	38,047
Treasury and other bills	62	–	–	62
Contracts held with reinsurers	–	10,906	–	10,906
Equity shares	105,263	–	1,619	106,882
Total financial assets at fair value through profit or loss[2]	115,452	54,013	11,304	180,769
Financial assets at fair value through other comprehensive income:
Debt securities	11,390	11,422	59	22,871
Equity shares	–	–	283	283
Total financial assets at fair value through other comprehensive income	11,390	11,422	342	23,154
Derivative financial instruments	78	24,122	553	24,753
Total financial assets carried at fair value	126,920	89,557	12,199	228,676
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.
2    Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £161,778 million.

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2023
Financial liabilities at fair value through profit or loss:
Debt securities in issue	–	4,908	46	4,954
Repurchase agreements	–	17,147	–	17,147
Short position in securities	1,648	7	–	1,655
Other	–	21	–	21
Total financial liabilities at fair value through profit or loss	1,648	22,083	46	23,777
Derivative financial instruments	101	23,023	538	23,662
Liabilities arising from non-participating investment contracts	–	41,943	–	41,943
Total financial liabilities carried at fair value	1,749	87,049	584	89,382

At 31 December 2022[1]
Financial liabilities at fair value through profit or loss:
Debt securities in issue	–	5,114	45	5,159
Repurchase agreements	–	11,037	–	11,037
Short position in securities	1,505	35	–	1,540
Other	–	19	–	19
Total financial liabilities at fair value through profit or loss	1,505	16,205	45	17,755
Derivative financial instruments	39	23,395	608	24,042
Liabilities arising from non-participating investment contracts	–	39,476	–	39,476
Total financial liabilities carried at fair value	1,544	79,076	653	81,273
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Fair values of financial assets and liabilities (continued)
Valuation control framework
Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all 3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s financial statements for the year ended 31 December 2022 applied to these portfolios.
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2023	11,304	342	553	12,199
Exchange and other adjustments	(1)	(2)	(13)	(16)
Gains (losses) recognised in the income statement within other income	104	4	(53)	55
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	(48)	–	(48)
Purchases/increases to customer loans	347	–	40	387
Sales/repayments of customer loans	(475)	(4)	(17)	(496)
Transfers into the level 3 portfolio	139	–	–	139
Transfers out of the level 3 portfolio	(4)	–	(3)	(7)
At 30 June 2023	11,414	292	507	12,213
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2023	79	2	(58)	23

At 1 January 2022	13,313	305	893	14,511
Exchange and other adjustments	15	1	21	37
(Losses) gains recognised in the income statement within other income	(1,140)	–	160	(980)
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	32	–	32
Purchases/increases to customer loans	622	–	41	663
Sales/repayments of customer loans	(818)	(4)	(9)	(831)
Transfers into the level 3 portfolio	161	–	–	161
Transfers out of the level 3 portfolio	(45)	–	(486)	(531)
At 30 June 2022	12,108	334	620	13,062
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2022	(1,080)	–	254	(826)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2023	45	608	653
Exchange and other adjustments	–	(8)	(8)
Losses (gains) recognised in the income statement within other income	1	(57)	(56)
Additions	–	31	31
Redemptions	(1)	(36)	(37)
Transfers into the level 3 portfolio	2	–	2
Transfers out of the level 3 portfolio	(1)	–	(1)
At 30 June 2023	46	538	584
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2023	1	(58)	(57)

At 1 January 2022	37	944	981
Exchange and other adjustments	–	17	17
Losses recognised in the income statement within other income	8	5	13
Additions	4	37	41
Redemptions	(2)	(13)	(15)
Transfers into the level 3 portfolio	–	–	–
Transfers out of the level 3 portfolio	(3)	(178)	(181)
At 30 June 2022	44	812	856
Losses recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2022	7	33	40

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

				Effect of reasonably possible alternative assumptions[1]
At 30 June 2023	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+272bps)	7,641	325	298
Equity and venture capital investments	Market approach	Earnings multiple (1.9/13.2)	2,195	93	(93)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	805	80	(106)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	375	–	14
Other			398	14	(8)
			11,414
Financial assets at fair value through other comprehensive income			292	18	(18)
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (15%/190%)	507	3	(7)
Level 3 financial assets carried at fair value			12,213

Financial liabilities at fair value through profit or loss			46	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (15%/190%)	538	9	(13)
Level 3 financial liabilities carried at fair value			584
1    Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2    Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3    Underlying asset/net asset values represent fair value.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations (continued)

				Effect of reasonably possible alternative assumptions[1]
At 31 December 2022	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+289bps)	7,883	356	(385)
Equity and venture capital investments	Market approach	Earnings multiple (1.9/15.2)	1,907	84	(84)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	771	81	(88)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	581	2	(33)
Other			162	9	(9)
			11,304
Financial assets at fair value through other comprehensive income			342	15	(15)
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (17%/105%)	553	9	(7)
Level 3 financial assets carried at fair value			12,199

Financial liabilities at fair value through profit or loss			45	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (17%/105%)	608	–	–
Level 3 financial liabilities carried at fair value			653
1    Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2    Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3    Underlying asset/net asset values represent fair value.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s financial statements for the year ended 31 December 2022.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and is unchanged from that described in note 49 to the Group’s financial statements for the year ended 31 December 2022.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Fair values of financial assets and liabilities (continued)
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2023		At 31 December 2022
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	11,333	11,333	10,632	10,632
Loans and advances to customers	450,720	442,167	454,899	450,071
Reverse repurchase agreements	36,006	36,006	44,865	44,865
Debt securities	12,849	12,355	9,926	9,930
Financial assets at amortised cost	510,908	501,861	520,322	515,498

Financial liabilities
Deposits from banks	6,222	6,225	7,266	7,268
Customer deposits	469,813	469,229	475,331	475,147
Repurchase agreements at amortised cost	44,622	44,622	48,596	48,596
Debt securities in issue	79,264	77,363	73,819	71,975
Subordinated liabilities	9,857	9,424	10,730	10,065
The carrying amount for cash and balances at central banks and notes in circulation is a reasonable approximation of fair value. Fair values have not been disclosed for discretionary participating investment contracts. There is currently no agreed definition of fair valuation for discretionary participation features applied under IFRS and therefore the range of possible fair values of these contracts cannot be measured reliably.
Note 13: Derivative financial instruments

	At 30 June 2023		At 31 December 2022
	Fair value of assets £m	Fair value of liabilities £m	Fair value of assets £m	Fair value of liabilities £m

Trading and other
Exchange rate contracts	5,865	6,424	8,733	9,216
Interest rate contracts	17,107	15,881	14,966	13,332
Credit derivatives	61	87	134	118
Equity and other contracts	605	743	845	849
	23,638	23,135	24,678	23,515
Hedging
Derivatives designated as fair value hedges	1	449	11	503
Derivatives designated as cash flow hedges	31	78	64	24
	32	527	75	527
Total recognised derivative assets/liabilities	23,670	23,662	24,753	24,042

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Loans and advances to customers
Half-year to 30 June 2023

	Gross carrying amount					Allowance for expected credit losses
Stage 1 £m		Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2023	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
Exchange and other adjustments[1]	(1,740)	(16)	(2)	(3)	(1,761)	(1)	(1)	59	19	76
Transfers to Stage 1	13,503	(13,489)	(14)		–	281	(276)	(5)		–
Transfers to Stage 2	(18,824)	19,325	(501)		–	(59)	119	(60)		–
Transfers to Stage 3	(456)	(1,635)	2,091		–	(7)	(171)	178		–
Impact of transfers between stages	(5,777)	4,201	1,576		–	(195)	421	201		427
						20	93	314		427
Other changes in credit quality[2]						23	(12)	302	74	387
Additions and repayments	5,245	(3,100)	(767)	(527)	851	37	(89)	(58)	(37)	(147)
Charge (credit) to the income statement						80	(8)	558	37	667
Disposals and derecognition[3]	(1,202)	(547)	(94)	(743)	(2,586)	(1)	(18)	(7)	(34)	(60)
Advances written off			(554)	–	(554)			(554)	–	(554)
Recoveries of advances written off in previous years			90	–	90			90	–	90
At 30 June 2023	377,517	61,702	7,889	8,349	455,457	778	1,781	1,903	275	4,737
Allowance for impairment losses	(778)	(1,781)	(1,903)	(275)	(4,737)
Net carrying amount	376,739	59,921	5,986	8,074	450,720
Drawn ECL coverage[4]	0.2%	2.9%	24.1%	3.3%	1.0%
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Includes a credit for methodology and model changes of £3 million, split by Stage as £2 million credit for Stage 1, £3 million credit for Stage 2, £2 million charge for Stage 3 and £nil for POCI.
3    Relates to the exit of legacy Retail mortgage loans.
4    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The total allowance for impairment losses includes £116 million (31 December 2022: £92 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Loans and advances to customers (continued)
Year ended 31 December 2022

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2022	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Exchange and other adjustments[1]	(393)	15	(23)	12	(389)	2	–	39	65	106
Transfers to Stage 1	8,330	(8,257)	(73)		–	176	(167)	(9)		–
Transfers to Stage 2	(35,046)	35,448	(402)		–	(66)	135	(69)		–
Transfers to Stage 3	(1,250)	(2,528)	3,778		–	(8)	(158)	166		–
Impact of transfers between stages	(27,966)	24,663	3,303		–	(120)	701	268		849
						(18)	511	356		849
Other changes in credit quality[2]						(309)	85	618	49	443
Additions and repayments	9,314	1,555	(1,337)	(1,354)	8,178	110	98	(91)	(58)	59
(Credit) charge to the income statement						(217)	694	883	(9)	1,351
Advances written off			(928)	(13)	(941)			(928)	(13)	(941)
Recoveries of advances written off in previous years			182	–	182			182	–	182
At 31 December 2022	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
Allowance for impairment losses	(700)	(1,808)	(1,757)	(253)	(4,518)
Net carrying amount	380,291	59,356	5,883	9,369	454,899
Drawn ECL coverage[3]	0.2%	3.0%	23.0%	2.6%	1.0%
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Includes a credit for methodology and model changes of £63 million, split by Stage as £2 million charge for Stage 1, £11 million charge for Stage 2, £47 million credit for Stage 3 and £29 million credit for POCI.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.
Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
Loans and advances to customers include advances securitised under the Group’s securitisation and covered bond programmes (see note 17).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Credit quality of loans and advances to customers

	Gross drawn exposures					Expected credit loss allowance
At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	241,410	19,656	–	–	261,066	96	116	–	–	212
RMS 4–6	9,504	18,865	–	–	28,369	20	189	–	–	209
RMS 7–9	99	1,863	–	–	1,962	–	47	–	–	47
RMS 10	–	940	–	–	940	–	40	–	–	40
RMS 11–13	–	3,319	–	–	3,319	–	180	–	–	180
RMS 14	–	–	3,766	8,349	12,115	–	–	366	275	641
	251,013	44,643	3,766	8,349	307,771	116	572	366	275	1,329

Retail – credit cards
RMS 1–3	3,691	3	–	–	3,694	7	–	–	–	7
RMS 4–6	6,941	1,309	–	–	8,250	71	63	–	–	134
RMS 7–9	1,571	1,151	–	–	2,722	55	150	–	–	205
RMS 10	7	234	–	–	241	1	53	–	–	54
RMS 11–13	–	369	–	–	369	–	148	–	–	148
RMS 14	–	–	302	–	302	–	–	123	–	123
	12,210	3,066	302	–	15,578	134	414	123	–	671

Retail – loans and overdrafts
RMS 1–3	657	1	–	–	658	2	–	–	–	2
RMS 4–6	6,268	378	–	–	6,646	93	32	–	–	125
RMS 7–9	2,042	544	–	–	2,586	79	70	–	–	149
RMS 10	80	188	–	–	268	7	41	–	–	48
RMS 11–13	28	424	–	–	452	5	165	–	–	170
RMS 14	–	–	242	–	242	–	–	128	–	128
	9,075	1,535	242	–	10,852	186	308	128	–	622

Retail – UK Motor Finance
RMS 1–3	9,488	752	–	–	10,240	84	11	–	–	95
RMS 4–6	2,835	974	–	–	3,809	31	20	–	–	51
RMS 7–9	512	275	–	–	787	3	10	–	–	13
RMS 10	–	60	–	–	60	–	5	–	–	5
RMS 11–13	1	165	–	–	166	–	25	–	–	25
RMS 14	–	–	122	–	122	–	–	60	–	60
	12,836	2,226	122	–	15,184	118	71	60	–	249

Retail – other
RMS 1–3	12,501	279	–	–	12,780	2	3	–	–	5
RMS 4–6	2,210	200	–	–	2,410	16	12	–	–	28
RMS 7–9	–	76	–	–	76	–	3	–	–	3
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	86	6	–	–	92	–	–	–	–	–
RMS 14	–	–	131	–	131	–	–	51	–	51
	14,797	567	131	–	15,495	18	18	51	–	87
Total Retail	299,931	52,037	4,563	8,349	364,880	572	1,383	728	275	2,958

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Expected credit loss allowance
At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	14,032	52	–	–	14,084	5	–	–	–	5
CMS 6–10	33,160	241	–	–	33,401	37	2	–	–	39
CMS 11–14	30,995	4,967	–	–	35,962	128	102	–	–	230
CMS 15–18	2,678	3,373	–	–	6,051	36	194	–	–	230
CMS 19	12	1,032	–	–	1,044	–	100	–	–	100
CMS 20–23	–	–	3,320	–	3,320	–	–	1,171	–	1,171
	80,877	9,665	3,320	–	93,862	206	398	1,171	–	1,775

Other[1]	(3,291)	–	6	–	(3,285)	–	–	4	–	4
Total loans and advances to customers	377,517	61,702	7,889	8,349	455,457	778	1,781	1,903	275	4,737

In respect of:
Retail	299,931	52,037	4,563	8,349	364,880	572	1,383	728	275	2,958
Commercial Banking	80,877	9,665	3,320	–	93,862	206	398	1,171	–	1,775
Other[1]	(3,291)	–	6	–	(3,285)	–	–	4	–	4
Total loans and advances to customers	377,517	61,702	7,889	8,349	455,457	778	1,781	1,903	275	4,737
1    Gross drawn exposures include centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Expected credit loss allowance
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	250,937	24,844	–	–	275,781	81	180	–	–	261
RMS 4–6	6,557	11,388	–	–	17,945	10	140	–	–	150
RMS 7–9	23	2,443	–	–	2,466	–	72	–	–	72
RMS 10	–	734	–	–	734	–	24	–	–	24
RMS 11–13	–	2,374	–	–	2,374	–	136	–	–	136
RMS 14	–	–	3,416	9,622	13,038	–	–	311	253	564
	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207

Retail – credit cards
RMS 1–3	3,587	5	–	–	3,592	7	–	–	–	7
RMS 4–6	6,497	1,441	–	–	7,938	66	70	–	–	136
RMS 7–9	1,332	1,246	–	–	2,578	47	167	–	–	214
RMS 10	–	227	–	–	227	–	52	–	–	52
RMS 11–13	–	368	–	–	368	–	144	–	–	144
RMS 14	–	–	289	–	289	–	–	113	–	113
	11,416	3,287	289	–	14,992	120	433	113	–	666

Retail – loans and overdrafts
RMS 1–3	659	1	–	–	660	2	–	–	–	2
RMS 4–6	5,902	451	–	–	6,353	90	24	–	–	114
RMS 7–9	1,724	657	–	–	2,381	69	83	–	–	152
RMS 10	53	199	–	–	252	5	45	–	–	50
RMS 11–13	19	405	–	–	424	3	163	–	–	166
RMS 14	–	–	247	–	247	–	–	126	–	126
	8,357	1,713	247	–	10,317	169	315	126	–	610

Retail – UK Motor Finance
RMS 1–3	8,969	743	–	–	9,712	66	9	–	–	75
RMS 4–6	2,778	930	–	–	3,708	25	20	–	–	45
RMS 7–9	425	325	–	–	750	2	13	–	–	15
RMS 10	–	99	–	–	99	–	8	–	–	8
RMS 11–13	2	148	–	–	150	–	26	–	–	26
RMS 14	–	–	154	–	154	–	–	81	–	81
	12,174	2,245	154	–	14,573	93	76	81	–	250

Retail – other
RMS 1–3	12,588	328	–	–	12,916	9	4	–	–	13
RMS 4–6	1,311	213	–	–	1,524	4	11	–	–	15
RMS 7–9	–	90	–	–	90	–	3	–	–	3
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	91	7	–	–	98	–	–	–	–	–
RMS 14	–	–	157	–	157	–	–	52	–	52
	13,990	643	157	–	14,790	13	18	52	–	83
Total Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Expected credit loss allowance
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	13,573	33	–	–	13,606	2	–	–	–	2
CMS 6–10	32,070	512	–	–	32,582	37	3	–	–	40
CMS 11–14	31,591	5,627	–	–	37,218	128	93	–	–	221
CMS 15–18	3,275	4,508	–	–	7,783	47	244	–	–	291
CMS 19	–	813	–	–	813	–	74	–	–	74
CMS 20–23	–	–	3,371	–	3,371	–	–	1,070	–	1,070
	80,509	11,493	3,371	–	95,373	214	414	1,070	–	1,698

Other[1]	(2,972)	–	6	–	(2,966)	–	–	4	–	4
Total loans and advances to customers	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518

In respect of:
Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816
Commercial Banking	80,509	11,493	3,371	–	95,373	214	414	1,070	–	1,698
Other[1]	(2,972)	–	6	–	(2,966)	–	–	4	–	4
Total loans and advances to customers	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
1    Gross drawn exposures include centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 30 June 2023 the Group’s expected credit loss allowance was £5,117 million (31 December 2022: £4,903 million), of which £4,795 million (31 December 2022: £4,580 million) was in respect of drawn balances.
The Group’s total allowances for expected credit losses were as follows:

	Allowance for expected credit losses
At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

In respect of:
Loans and advances to banks	12	–	–	–	12
Loans and advances to customers	778	1,781	1,903	275	4,737
Debt securities	6	3	2	–	11
Financial assets at amortised cost	796	1,784	1,905	275	4,760
Other assets	–	–	35	–	35
Provisions in relation to loan commitments and financial guarantees	135	184	3	–	322
Total	931	1,968	1,943	275	5,117
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	7	–	–	–	7

At 31 December 2022
In respect of:
Loans and advances to banks	13	2	–	–	15
Loans and advances to customers	700	1,808	1,757	253	4,518
Debt securities	8	–	1	–	9
Financial assets at amortised cost	721	1,810	1,758	253	4,542
Other assets	–	–	38	–	38
Provisions in relation to loan commitments and financial guarantees	134	185	4	–	323
Total	855	1,995	1,800	253	4,903
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	9	–	–	–	9

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. These are set out in detail in the note 19 to the Group’s financial statements for the year ended 31 December 2022. The principal changes made in the half-year to 30 June 2023 are as follows:
Base case and MES economic assumptions
The Group’s updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains contained within its borders; second, the financial stress emerging from some weak bank/insurer business models in the context of rising bond yields does not become systemic; and third, the Bank of England will continue to tighten policy until it is clear that inflation is returning to target.
Based on these assumptions and incorporating the economic data published in the second quarter of 2023, the Group’s base case scenario is for a slow expansion of economic activity alongside a gradual rise in the unemployment rate. Increases in UK Bank Rate in response to persistent inflationary pressures trigger further declines in residential and commercial property prices. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2023, for which actuals may have since emerged prior to publication.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 to the financial statements for the year ended 31 December 2022. For June 2023, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. This adjusted scenario is considered to better reflect the risks around the Group’s base case view in an economic environment where past supply shocks continue to unwind slowly.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2023 covers the five years 2023 to 2027. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)

At 30 June 2023	2023%	2024%	2025%	2026%	2027%	2023 to 2027 average %

Upside
Gross domestic product	0.8	1.6	0.9	1.5	2.0	1.3
Unemployment rate	3.3	2.7	3.0	3.4	3.3	3.1
House price growth	(3.3)	2.4	7.8	7.5	7.3	4.3
Commercial real estate price growth	2.3	6.5	1.8	2.4	3.8	3.4
UK Bank Rate	5.39	7.00	6.57	5.76	5.63	6.07
CPI inflation	7.9	4.2	3.7	3.3	3.3	4.5

Base case
Gross domestic product	0.2	0.3	0.7	1.5	2.1	0.9
Unemployment rate	4.1	4.7	5.2	5.3	5.0	4.9
House price growth	(5.4)	(3.2)	0.8	2.8	4.8	(0.1)
Commercial real estate price growth	(3.9)	(0.2)	(0.3)	1.2	3.8	0.1
UK Bank Rate	5.06	5.44	4.63	3.69	3.50	4.46
CPI inflation	7.9	4.0	3.0	2.2	2.0	3.8

Downside
Gross domestic product	(0.6)	(1.5)	0.4	1.4	2.1	0.4
Unemployment rate	4.9	7.1	7.7	7.6	7.1	6.9
House price growth	(6.9)	(8.2)	(6.3)	(2.5)	2.2	(4.4)
Commercial real estate price growth	(9.2)	(7.0)	(3.7)	(1.4)	2.2	(3.9)
UK Bank Rate	4.73	3.67	2.37	1.30	1.04	2.62
CPI inflation	7.9	3.8	2.3	0.9	0.4	3.1

Severe downside
Gross domestic product	(1.5)	(2.8)	0.3	1.2	1.8	(0.2)
Unemployment rate	6.1	9.8	10.4	10.1	9.5	9.2
House price growth	(9.3)	(14.6)	(14.3)	(9.1)	(1.8)	(9.9)
Commercial real estate price growth	(17.5)	(16.5)	(9.0)	(6.1)	(0.4)	(10.1)
UK Bank Rate – modelled	4.26	1.73	0.48	0.08	0.04	1.32
UK Bank Rate – adjusted[1]	5.69	7.00	4.94	3.88	3.50	5.00
CPI inflation – modelled	7.9	3.5	1.4	(0.5)	(1.3)	2.2
CPI inflation – adjusted[1]	9.8	7.4	5.5	4.2	3.9	6.2

Probability-weighted
Gross domestic product	0.0	(0.2)	0.6	1.4	2.0	0.8
Unemployment rate	4.3	5.3	5.8	5.9	5.5	5.4
House price growth	(5.6)	(4.1)	(0.7)	1.4	4.1	(1.1)
Commercial real estate price growth	(5.0)	(1.9)	(1.5)	0.1	2.9	(1.1)
UK Bank Rate – modelled	4.98	5.00	4.12	3.23	3.05	4.08
UK Bank Rate – adjusted[1]	5.12	5.53	4.56	3.61	3.40	4.45
CPI inflation – modelled	7.9	4.0	2.8	1.9	1.6	3.6
CPI inflation – adjusted[1]	8.1	4.3	3.2	2.3	2.1	4.0
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where supply shocks are the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)

At 31 December 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %

Upside
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5

Base case
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0

Downside
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4

Severe downside
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)
UK Bank Rate – modelled	1.94	1.41	0.20	0.13	0.14	0.76
UK Bank Rate – adjusted[1]	2.44	7.00	4.88	3.31	3.25	4.18
CPI inflation – modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6
CPI inflation – adjusted[1]	9.7	14.3	9.0	4.1	1.6	7.7

Probability-weighted
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)
UK Bank Rate – modelled	1.94	3.70	2.94	2.59	2.60	2.76
UK Bank Rate – adjusted[1]	1.99	4.26	3.41	2.91	2.91	3.10
CPI inflation – modelled	9.0	8.3	3.6	2.1	1.4	4.9
CPI inflation – adjusted[1]	9.1	8.9	4.3	2.5	1.7	5.3
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where supply shocks are the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)
Base case scenario by quarter
Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	0.1	(0.1)	0.1	(0.1)	0.1	0.1	0.1	0.2
Unemployment rate	3.9	4.0	4.2	4.4	4.5	4.7	4.8	4.9
House price growth	1.6	(2.5)	(6.4)	(5.4)	(9.1)	(9.5)	(6.2)	(3.2)
Commercial real estate price growth	(18.8)	(21.4)	(17.9)	(3.9)	(3.5)	(3.5)	(2.0)	(0.2)
UK Bank Rate	4.25	5.00	5.50	5.50	5.50	5.50	5.50	5.25
CPI inflation	10.2	8.7	7.3	5.3	4.8	3.6	3.8	3.7

At 31 December 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.6	0.1	(0.3)	(0.4)	(0.4)	(0.4)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.6	3.7	4.0	4.4	4.7	4.9
House price growth	11.1	12.5	9.8	2.0	(3.0)	(8.4)	(9.8)	(6.9)
Commercial real estate price growth	18.0	18.0	8.4	(11.8)	(16.9)	(19.8)	(15.9)	(3.3)
UK Bank Rate	0.75	1.25	2.25	3.50	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.0	10.7	10.0	8.9	8.0	6.1

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. However, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £692 million for 30 June 2023 and 31 December 2022.

At 30 June 2023	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,331	544	878	1,502	4,535
Credit cards	769	606	731	842	1,155
Other Retail	1,030	921	1,005	1,075	1,294
Commercial Banking	1,943	1,573	1,767	2,124	3,041
Other	44	44	44	45	45
ECL allowance	5,117	3,688	4,425	5,588	10,070

At 31 December 2022
UK mortgages	1,209	514	790	1,434	3,874
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
ECL allowance	4,903	3,522	4,211	5,392	9,652
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 30 June 2023		At 31 December 2022
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	35	(21)	26	(21)
Credit cards	39	(39)	41	(41)
Other Retail	24	(24)	25	(25)
Commercial Banking	88	(83)	100	(91)
ECL impact	186	(167)	192	(178)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2023		At 31 December 2022
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(226)	366	(225)	370
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
During 2022 the intensifying inflationary pressures, alongside rising interest rates within the Group’s outlook created further risks not deemed to be fully captured by ECL models. This has required judgements to be added to capture affordability risks from inflationary and rising interest rate pressures. These risks have increased further in the first half of 2023 with additional judgemental adjustments taken. At 30 June 2023 total management judgement resulted in additional ECL allowances of £245 million (31 December 2022: £330 million).
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

			Judgements due to:
At 30 June 2023	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other[1] £m	Total ECL £m

UK mortgages	1,082	–	86	163	1,331
Credit cards	718	–	100	(49)	769
Other Retail	945	–	56	29	1,030
Commercial Banking	983	1,100	–	(140)	1,943
Other	44	–	–	–	44
Total	3,772	1,100	242	3	5,117

At 31 December 2022
UK mortgages	946	–	49	214	1,209
Credit cards	698	–	93	(28)	763
Other Retail	903	–	53	60	1,016
Commercial Banking	972	1,008	–	(111)	1,869
Other	46	–	–	–	46
Total	3,565	1,008	195	135	4,903
1    2022 includes £1 million which was previously reported within judgements due to COVID-19.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)
Judgements due to inflationary and interest rate risk
UK mortgages: £86 million (31 December 2022: £49 million)
Inflationary and interest rate pressures: £86 million (31 December 2022: £49 million)
There has been modest evidence of credit deterioration in the UK mortgages portfolio through the first half of 2023 despite the high levels of inflation and the rising interest rate environment. Increases in new to arrears and defaults that have emerged are mainly driven by variable-rate customers, who have experienced material increases in their monthly payment. Mortgage ECL models use bank base rate as a driver of predicted defaults and that has contributed materially to the elevated levels of ECL at 30 June 2023. However, there remains a potential risk to affordability from continued inflationary pressures combined with higher interest rates, and that this may not be fully captured by the Group’s ECL models. This risk is to customers maturing from low fixed rate deals, the building impact on variable rate product holders, lower levels of real household income and rental cover value.
The level of risk is somewhat mitigated from stressed affordability assessments applied at loan origination which means most customers are anticipated to be able to absorb payment shocks. A judgemental uplift in ECL has therefore been taken in specific segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not recognise bank base rate as a material driver of predicted defaults. The increase in judgemental ECL during the period recognises the heightened risk within the interest-only segment and potential default suppression due to increased monthly payments diluting the relative scale of amounts in arrears.
Credit cards: £100 million (31 December 2022: £93 million) and Other Retail: £56 million (31 December: £53 million)
Inflationary risk on Retail segments: Credit cards £100 million (31 December 2022: £93 million) and Other Retail: £56 million (31 December 2022: £53 million)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As elevated inflation erodes nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. These adjustments also include the specific risk to affordability from increased housing costs, not captured by CPI. As these adjustments are made within predicted default models, they are calculated under each economic scenario and impact the staging of assets through increased PDs.
Alongside these portfolio-wide adjustments management have also made an additional uplift to ECL for customers with lower income levels and higher indebtedness deemed most vulnerable to inflationary pressures and interest rate rises. Although this segment of customers has not exhibited any greater stress to date, uplifts continue to be applied to recognise that continued inflation and interest rates pose a greater proportionate risk in future periods.
Other judgements
UK mortgages: £163 million (31 December 2022: £214 million)
These adjustments principally comprise:
Increase in time to repossession: £120 million (31 December 2022: £118 million)
Due to the Group suspending mortgage litigation activity between late-2014 and mid-2018 due to policy changes for the treatment of arrears, and as collections strategy normalises post COVID-19 pandemic, the Group’s experience of possessions data on which our models rely on is limited. This reflects an adjustment made to allow for an increase in the time assumed between default and repossession.
Provision coverage is therefore uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last six months. These accounts have their probability of possession set to 70 per cent based on observed historical losses incurred on accounts that were of an equivalent status.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)
Other judgements (continued)
Asset recovery values: £89 million (31 December 2022: £69 million)
Due to low repossession volumes, sales data informing the estimated level of discount in the event of repossessions has been limited, impacting the ability to update model parameters. Despite these low volumes, since 2020 the observed asset recovery sale values have remained broadly the same on the limited volumes seen, however the indexed valuation within the model has shown an increasing trend due to HPI increases, therefore management consider it appropriate to uplift ECL to reflect expected recovery values. The increase in the judgement reflects an enhancement in the assessment approach as well as increased volumes of predicted defaults against which the adjustment is applied.
Adjustment for specific segments: £25 million (31 December 2022: £25 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. The judgement for fire safety and cladding uncertainty has been maintained. Though experience remains limited the risk is considered sufficiently material to address through judgement, given that there is evidence of assessed cases having defective cladding, or other fire safety issues.
Adjustment for Stage 2 oversensitivity: £(72) million (31 December 2022: £nil)
The observed mortgages ECL model oversensitivity to the economic forecast movements is driven by model limitations such as lack of forward looking origination PD and movement from application to behaviour scorecards, amplified by the worsening economic outlook. Management have applied a judgement to mitigate the Stage 2 oversensitivity in recent vintages where the impact is most materially observed.
Credit cards: £(49) million (31 December 2022: £(28) million) and Other Retail: £29 million (31 December 2022: £60 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £73 million (31 December 2022: £82 million) and Other Retail: £12 million (31 December 2022 £14 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three year modelled lifetime, which reflected the outcome data available when the ECL models were developed. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond. The judgement has reduced slightly in the period following refinement to the discounting methodology applied.
Adjustments to loss given defaults (LGDs): Credit cards: £(109) million (31 December 2022: £(96) million) and Other Retail: £12 million (31 December 2022: £13 million)
A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. These include largely favourable impacts on ECL in relation to the alignment of MBNA credit card cure rates as collection strategies harmonise and adjustments to capture recent improvements in observed cure rates across all portfolios. These adjustments will be released once incorporated into models through future recalibration which is pending model development. The additional benefit in the period is driven by a greater proportion of charged off accounts being eligible for debt sale.
Commercial Banking: £(140) million (31 December 2022: £(111) million)
These adjustments principally comprise:
Corporate insolvency rates: £(147) million (31 December 2022: £(35) million)
During the first half of 2023, the volume of UK corporate insolvencies continued to exhibit an increasing trend beyond December 2019 levels, revealing a marked dislocation between observed UK corporate insolvencies and the Group’s credit performance. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s asset quality remains strong with low new defaults, a negative adjustment is applied by using the long-term average rate. The larger negative adjustment in the period reflects the widening gap between the increasing industry level and the long term average rate used.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Allowance for expected credit losses (continued)
Other judgements (continued)
Adjustments to loss given defaults (LGDs): £(105) million (31 December 2022: £(105) million)
Following a review on the loss given default approach for commercial exposures management deem ECL should be adjusted to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.
Commercial Real Estate (CRE) price reduction: £83 million (31 December 2022: £nil)
Rolling the forecast model forwards into the period has resulted in the material fall in CRE prices seen in late 2022 moving out of the model assumptions used to assess ECL. Given the model uses change in the metric as a driver of defaults and losses there is a risk that the model benefit that arises does not reflect the residual risk caused by the sustained low level of prices. Management therefore consider it appropriate to judgementally reinstate the CRE price drop within the ECL model assumptions given the materially reduced level in CRE prices could still trigger additional defaults.
Note 17: Debt securities in issue

	At 30 June 2023			At 31 December 2022
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Medium-term notes issued	4,929	34,854	39,783	5,133	36,819	41,952
Covered bonds	–	12,529	12,529	–	14,242	14,242
Certificates of deposit issued	–	8,963	8,963	–	7,225	7,225
Securitisation notes	25	3,471	3,496	26	2,780	2,806
Commercial paper	–	19,447	19,447	–	12,753	12,753
	4,954	79,264	84,218	5,159	73,819	78,978
The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.
Securitisation programmes
At 30 June 2023, external parties held £3,496 million (31 December 2022: £2,806 million) of the Group’s securitisation notes in issue; these notes, together with those held internally, are secured on loans and advances to customers and debt securities held at amortised cost amounting to £30,921 million (31 December 2022: £29,384 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet.
Covered bond programmes
At 30 June 2023, external parties held £12,529 million (31 December 2022: £14,242 million) of the Group’s covered bonds in issue; these bonds, together with those held internally, are secured on certain loans and advances to customers amounting to £25,818 million (31 December 2022: £28,231 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group’s balance sheet.
The Group holds cash deposits of £3,677 million (31 December 2022: £3,896 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 18: Measurement components of insurance contracts and participating investment contracts

At 30 June 2023	Present value of future cash flows £m	Risk adjustment[1] £m	Contractual service margin[2] £m	Total £m

Insurance contract assets[3]	2	–	(2)	–
Liabilities arising from insurance contracts and participating investment contracts[4]	(108,194)	(1,208)	(4,164)	(113,566)
Net liabilities	(108,192)	(1,208)	(4,166)	(113,566)

At 31 December 2022
Insurance contract assets[3]	–	–	–	–
Liabilities arising from insurance contracts and participating investment contracts[4]	(104,881)	(1,187)	(4,210)	(110,278)
Net liabilities	(104,881)	(1,187)	(4,210)	(110,278)

At 1 January 2022
Insurance contract assets[3]	149	(53)	(72)	24
Liabilities arising from insurance contracts and participating investment contracts[4]	(121,620)	(1,617)	(1,942)	(125,179)
Net liabilities	(121,471)	(1,670)	(2,014)	(125,155)
1    The increase in the risk adjustment during the period included £42 million, net of reinsurance, arising on the initial recognition of contracts issued in the period (half-year to 30 June 2022: £146 million; half-year to 31 December 2022: £497 million), which included £nil (half-year to 30 June 2022: £98 million; half-year to 31 December 2022: £453 million) arising on the contracts that were modified and recognised as new contracts during the period.
2    The increase in the CSM during the period included £56 million, net of reinsurance, arising on the initial recognition of contracts issued in the period (half-year to 30 June 2022: £504 million; half-year to 31 December 2022: £1,266 million), which included £nil (half-year to 30 June 2022: £487 million; half-year to 31 December 2022: £1,243 million) arising on the contracts that were modified and recognised as new contracts during the period.
3    Included within other assets.
4    Liabilities arising from insurance and participating investment contracts substantially all relates to liability for remaining coverage.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 19: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Defined benefit pension schemes:
Present value of funded obligations	(27,482)	(28,965)
Fair value of scheme assets	32,081	32,697
Net pension scheme asset	4,599	3,732
Other post-retirement schemes	(34)	(35)
Total amounts recognised in the balance sheet	4,565	3,697

Recognised on the balance sheet as:
Retirement benefit assets	4,685	3,823
Retirement benefit obligations	(120)	(126)
Total amounts recognised in the balance sheet	4,565	3,697
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2023	3,697
Income statement charge	37
Employer contributions	950
Remeasurement	(119)
Asset at 30 June 2023	4,565
The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m	Half-year to 31 Dec 2022 £m

Defined benefit schemes	(37)	68	57
Defined contribution schemes	190	167	163
Total charge to the income statement	153	235	220
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2023%	At 31 Dec 2022%

Discount rate	5.39	4.93
Rate of inflation:
Retail Price Index (RPI)	3.22	3.13
Consumer Price Index (CPI)	2.77	2.69
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.89	2.84

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 20: Other provisions

Provisions for financial commitments and guarantees £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2023[1]	323	803	677	1,803
Exchange and other adjustments	(2)	(3)	2	(3)
Provisions applied	–	(111)	(199)	(310)
Charge for the period	1	70	64	135
At 30 June 2023	322	759	544	1,625
1    Restated for the adoption of IFRS 17; see notes 1, 24 and 25.
Regulatory and legal provisions
In the course of its business, the Group engages in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters on a regular basis, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, competition/antitrust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances mentioned herein or below could have a material adverse effect on the Group’s financial position, operations or cash flows. Where significant, provisions are held against the costs and/or liabilities expected to be incurred in relation to these matters and matters arising from related internal reviews. However, the impact of such matters cannot always be predicted with certainty and the ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. During the half-year to 30 June 2023 the Group charged a further £70 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2023 was £759 million (31 December 2022: £803 million). The most significant items are as follows:
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
The provision, unchanged from 2022, includes operational costs in relation to Dame Linda Dobbs’s review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the provision relates to the estimated future awards from the Foskett Panel, and is materially dependent on the assumption that the number of awards to date are representative of the full population of cases.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around three-quarters of the population have now had outcomes via this new process. Notwithstanding the settled claims and the increase in coverage which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross’s recommendations in full.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 20: Other provisions (continued)
Payment protection insurance
The Group has incurred costs for PPI over a number of years totalling £21,960 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in 2023.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The Group had provided £709 million up to 31 December 2022 and no further amounts have been provided in the half-year, with an unutilised provision at 30 June 2023 of £79 million.
Other
The Group carries provisions of £97 million (31 December 2022: £112 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 30 June 2023 provisions of £97 million (31 December 2022: £112 million) were held.
The Group carries provisions of £44 million (31 December 2022: £86 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.
Note 21: Contingent liabilities, commitments and guarantees
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 21: Contingent liabilities, commitments and guarantees (continued)
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of ongoing private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £895 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £295 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Motor commission review
Following the FCA’s Motor Market review, the Group continues to receive court claims and complaints, including some complaints which are with the Financial Ombudsman Service (with whom the Group has been engaging), in respect of historical motor commission arrangements, and may be subject to further challenges to the Group’s motor commission arrangements. There is currently uncertainty about the ultimate outcomes of ongoing complaints and claims and of any challenges related to them and, in each case, the extent of those final outcomes’ wider applicability. This means the financial impact and/or the scope and/or nature of remediation requirements, if any, is not possible to predict with certainty at present.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental, compliance, conduct or other regulatory matters, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management’s best estimate of the amount required at the relevant balance sheet date, although the recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 20.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 21: Contingent liabilities, commitments and guarantees (continued)
Contingent liabilities, commitments and guarantees arising from the banking business
At 30 June 2023 total contingent liabilities were £2,741 million (31 December 2022: £2,986 million). Total commitments and guarantees were £144,332 million (31 December 2022: £143,795 million), of which £75,573 million (2022: £74,692 million) was irrevocable.
Note 22: Interest rate benchmark reform
The Group continues to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme. Following the successful completion of industry events, including the two London Clearing House USD derivatives transition events in the second quarter, the Group has transitioned the substantial majority of its LIBOR products, with most of the remainder being USD uncleared derivatives that are due to transition under the ISDA protocol. The Group continues to work with customers to transition a small number of remaining contracts that are not subject to the above events and either have yet to transition or have defaulted to the relevant synthetic LIBOR benchmark in the interim.
While the volume of outstanding transactions impacted by IBOR benchmark reforms continues to reduce, the Group does not expect material changes to its risk management approach.
Note 23: Dividends on ordinary shares and share buyback
An interim dividend for 2023 of 0.92 pence per ordinary share (half-year to 30 June 2022: 0.80 pence per ordinary share) will be paid on 12 September 2023. The total amount of this dividend is £594 million, before the impact of any further cancellations of shares under the Group’s buyback programme (half-year to 30 June 2022: £545 million, following cancellations of shares under the Group’s buyback programme up to the record date, was paid to shareholders).
On 19 May 2023, a final dividend in respect of 2022 of 1.60 pence per ordinary share, totalling £1,059 million, following cancellations of shares under the Group’s buyback programme up to the record date, was paid to shareholders.
Shareholders who have already joined the dividend reinvestment plan will automatically receive ordinary shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined below.

Shares quoted ex-dividend for 2023 interim dividend	3 August 2023
Record date for 2023 interim dividend	4 August 2023
Final date for joining or leaving the interim 2023 dividend reinvestment plan	18 August 2023
Interim 2023 dividend paid	12 September 2023
On 23 February 2023 the Group commenced an ordinary share buyback programme to repurchase outstanding ordinary shares. As at 30 June 2023, the Group has bought back and cancelled c.3.3 billion ordinary shares under the programme, for a total consideration of £1,523 million.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 24: Implementation of IFRS 17 Insurance contracts
Set out below are the accounting policies adopted for insurance and participating investment contracts in the preparation of these condensed consolidated financial statements following the adoption of IFRS 17 at 1 January 2023.
Insurance and participating investment contracts
The Group enters into insurance contracts, reinsurance contracts (issued and held) and participating investment contracts.
•Insurance contracts are contracts that transfer significant insurance risk and may also transfer financial risk. The Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event which are significantly higher than the benefits payable if the insured event were not to occur. Once a contract has been classified as an insurance contract, it remains an insurance contract until all obligations are extinguished, even if the insurance risk reduces significantly over time, unless that contract is derecognised due to a contract modification. These contracts may be classified as direct participating contracts or contracts without direct participation features. Contracts without direct participation features are accounted for using the general measurement model (GMM) for life contracts or the premium allocation approach (PAA) for general insurance contracts. Direct participating contracts are contracts for which, at inception, the contractual terms specify the policyholders participate in a clearly identified pool of underlying items. Under the terms of these contracts the policyholders are entitled to a substantial share of the returns and change in fair value of the underlying items. These contracts are accounted for under the variable fee approach (VFA).
•Participating investment contracts are investment contracts that contain a discretionary participation feature (DPF). They do not transfer significant insurance risk, but contain a contractual right to receive, as a supplement to an amount not subject to the discretion of the Group, additional amounts that are expected to be a significant portion of the total contractual benefits. The timing or amount of these additional amounts are at the discretion of the Group and are contractually based on the returns on a specified pool of contracts or type of contract, returns on a specified pool of assets held by the Group or profit or loss of a fund.
•For certain insurance and investment contracts, the contract can be partly invested in units which contain a DPF and partly in units without. In these circumstances, where the contract also contains features that transfer significant insurance risk, they are classified as insurance contracts. Where this is not the case, and the discretionary cash flows are expected to be a significant portion of the total contractual benefits, they are classified as participating investment contracts. Where the discretionary cash flows are not expected to be a significant portion of the total contractual benefits, they are classified as financial instruments. The investment component of the insurance and participating investment contract is non-distinct and is not separated.
(1)    Life insurance business
(i)    Accounting for insurance and participating investment contracts
Recognition
The Group aggregates insurance and participating investment contracts into portfolios of contracts subject to similar risks and managed together. Each portfolio of insurance contracts is divided into annual cohorts (by year of issue). Annual cohorts are divided into groups of insurance and participating investment contracts based on profitability expectations at initial recognition. The directly attributable costs of selling, underwriting and starting a group of insurance and participating investment contracts are allocated to the group of insurance and participating investment contracts using a systematic and rational method.
On initial recognition, a group of insurance and participating investment contracts is measured as the total of the fulfilment cash flows and the contractual service margin (CSM). The measurement includes all future cash flows that are within the contract boundary of each contract in the group. The fulfilment cash flows comprise unbiased and probability-weighted estimates of future cash flows, discounted to present value to reflect the time value of money and financial risks, plus an explicit risk adjustment for non-financial risk. The discount rate applied reflects the time value of money, the characteristics of the cash flows, the liquidity characteristics of the insurance and participating investment contracts and, where appropriate, is consistent with observable current market prices. The risk adjustment for non-financial risk for a group of insurance and participating investment contracts is the compensation required for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk. The CSM of a group of insurance and participating investment contracts represents the unearned profit that the Group expects to recognise as it provides insurance contract services under those contracts in the future.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 24: Implementation of IFRS 17 Insurance contracts (continued)
Measurement
The carrying amount of a group of insurance contracts at each reporting date is the sum of the liability for remaining coverage (LRC) and the liability for incurred claims (LIC). The LRC comprises the fulfilment cash flows that relate to services that will be provided under the contracts in future periods and any remaining CSM at that date. The LIC includes the fulfilment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The fulfilment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, current discount rates and current estimates of the risk adjustment for non-financial risk. Changes in fulfilment cash flows are recognised as follows:
•Changes related to future service are adjusted against the CSM unless the group is onerous in which case such changes are recognised in the insurance service result in profit or loss;
•Changes related to past or current service are recognised in the insurance service result in profit or loss; and
•The effects of the time value of money and financial risk are recognised as net finance income or expense from insurance, participating investment and reinsurance contracts in profit or loss.
The carrying amount of the CSM is remeasured at the end of each reporting period. For contracts measured under the GMM, interest is accreted on the carrying amount of the CSM using the discount rate curve determined at the date of initial recognition of the group of contracts and part of the CSM is recognised in the income statement to reflect the amount of profit related to the insurance contract services provided in the period. This is calculated using coverage units, a measure used to determine the allocation of the CSM over the remaining coverage periods. The number of coverage units in a group is the quantity of insurance contract services provided by the contracts in the group, determined by considering for each contract the quantity of the benefits provided and its expected coverage period. The CSM is also adjusted for the changes in fulfilment cash flows relating to future service unless the increases in fulfilment cash flows cause a group of contracts to become onerous, and for contracts measured under the VFA where the risk mitigation option is applied, where the impacts on the CSM from the effects of financial risk can be recognised in the income statement.
The majority of the Group’s with-profits and unit-linked insurance contracts and participating investment contracts are direct participating contracts under which the Group’s obligation to the policyholder is the payment of an amount equal to the fair value of the underlying items, less a variable fee. On subsequent remeasurement of a group of direct participating contracts (measured under VFA), changes to the fulfilment cash flows, discounted at current rates, reflecting changes in the obligation to pay the policyholder an amount equal to the fair value of the underlying items are recognised in the income statement, within net finance income or expense from insurance, participating investment and reinsurance contracts. The CSM is adjusted for changes in the amount of the Group’s share of the fair value of the underlying items, which relate to future services, except where the Group applies the risk mitigation option, and fulfilment cashflows that do not vary based on the returns on underlying items. Changes in fulfilment cash flows relating to future service adjust the CSM using current discount rates.
Derecognition
The Group derecognises an insurance and participating investment contract when it is extinguished (that is, when the obligation specified in the contract expires or is discharged or cancelled) or if its terms are modified in a way that would have changed the accounting for the contract significantly had the new terms always existed.
If a contract is derecognised, then the fulfilment cash flows of the group are adjusted to eliminate the present value of the future cash flows and risk adjustment of the contract derecognised from the group, and the CSM of the group is adjusted for the change in fulfilment cashflows, except where such changes are allocated to the loss component.
If a contract is derecognised because its terms are modified, then the CSM of the existing group is also adjusted for the premium that would have been charged had the Group entered into a contract with the new contract’s terms at the date of modification, less any additional premium charged for the modification. A new modified contract is recognised assuming the Group received the premium that would have been charged had the Group entered into a contract with the new contract’s terms at the date of the modification.
Where the adjustments to CSM result in the CSM being reduced to nil, any further adjustments are recognised in the income statement in insurance service expense.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 24: Implementation of IFRS 17 Insurance contracts (continued)
(2)    General insurance contracts
General insurance contracts issued by the Group are presented on the balance sheet within liabilities arising from insurance contracts and participating investment contracts. The Group applies the PAA to the measurement of general insurance contracts, which either have a coverage period of each contract in the group of one year or less or have an annual re-pricing option.
For a group of general insurance contracts that is not onerous at initial recognition, the Group measures the LRC as any premium received at initial recognition, less any insurance acquisition cash flows at that date, plus any other asset or liability previously recognised for cash flows related to the group of contracts that the Group pays or receives before the group of insurance contracts is recognised.
The Group estimates the LIC in the same way described in the Measurement section for life insurance contracts above.
Where, during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the Group recognises a loss in the income statement for the net outflow, resulting in the carrying amount of the liability for the group being equal to the fulfilment cash flows. A loss component is established by the Group within the LRC for such onerous group depicting the losses recognised.
On subsequent measurement, the Group measures the carrying amount of the LRC at the end of each reporting period as the LRC at the beginning of the period plus premiums received in the period, less insurance acquisition cash flows, plus any amounts relating to the amortisation of the insurance acquisition cash flows recognised as an expense in the reporting period for the group, less the amount recognised as insurance revenue for the services provided in the period. For onerous groups, the LRC is also adjusted for the remeasurement of the loss component.
(3)    Reinsurance
Reinsurance contracts issued by the Group (where insurance risk is transferred to the Group) are accounted for under the GMM as insurance contracts. These contracts are presented within other assets or liabilities arising from insurance contracts and participating investment contracts.
The classification of contracts entered into by the Group with reinsurers under which the Group is compensated for amounts payable on one or more other contracts issued by the Group is dependent on whether the contract with the reinsurer transfers significant insurance risk to the reinsurer. Where the reinsurance contract transfers significant insurance risk (reinsurance contracts held), it is accounted for under the GMM, as modified for reinsurance contracts held. The Group adjusts the CSM of the group to which a reinsurance contract held belongs and as a result recognises income, when it recognises a loss on initial recognition of onerous underlying contracts.
Contracts that do not transfer significant insurance risk to the reinsurer are recognised within financial assets at fair value through profit or loss as they are within a portfolio of financial assets that is managed, and whose performance is evaluated, on a fair value basis. These contracts, while legally reinsurance contracts, do not meet the definition of a reinsurance contract under IFRS. Investment returns (including movements in fair value and investment income) allocated to these contracts are recognised on the face of the income statement as changes in non-participating investment contract liabilities.
(4)    Non-participating investment contracts
With the exception of the classification of insurance and investment contracts which can be partly invested in units which contain a DPF and partly in units without, there is no change to the Group’s accounting for non-participating investment contracts which are accounted for as financial instruments. Investment returns, including movements in fair value and investment income, on assets allocated to those contracts are recognised on the face of the income statement through the change in non-participating investment contracts.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 24: Implementation of IFRS 17 Insurance contracts (continued)
Changes to presentation
The implementation of IFRS 17 has also resulted in presentational changes being made to the Group’s income statement. Details of these changes are as follows:
The Group disaggregates the amounts recognised in the income statement into an insurance service result, comprising insurance revenue and insurance service expenses, and net finance income or expense from insurance, participating investment and reinsurance contracts. The Group does not disaggregate the change in risk adjustment for non-financial risk between the insurance service result and the net finance income or expense from insurance, participating investment and reinsurance contracts and includes the entire change as part of the insurance service result.
The Group presents income or expenses from reinsurance contracts held (other than finance income or expenses from reinsurance contracts held) as a single amount within net income or losses from reinsurance contracts held.
Insurance revenue
The Group recognises insurance revenue to reflect the provision of services arising from the group of insurance and participating investment contracts at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Insurance revenue relating to services provided for each year represents the total of the changes in the LRC that relate to services for which the Group expects to receive consideration.
The Group allocates a portion of premiums that relate to recovering insurance acquisition cash flows to each period based on the coverage units provided in the reporting period. The Group recognises the allocated amount, adjusted for interest accretion at the discount rates determined on initial recognition of the related group of contracts, as insurance revenue and an equal amount as insurance service expenses.
Insurance service expense
The Group presents in the income statement insurance service expenses arising from groups of insurance and participating investment contracts, generally as they are incurred, as well as loss components and their reversals and changes in estimates of past claims.
Net finance income or expense from insurance, participating investment and reinsurance contracts
The net finance income or expense from insurance, participating investment and reinsurance contracts comprises changes in the carrying amounts of groups of insurance and participating investment contracts arising from:
•the effects of the time value of money and changes in the time value of money;
•changes in financial risk, including where the risk mitigation option is applied; and
•excluding any such changes for groups of direct participating contracts which are allocated to a loss component and included in insurance service expenses.
The net finance income or expense from insurance, participating investment and reinsurance contracts includes changes in the measurement of groups of contracts caused by changes in the value of underlying items (excluding additions and withdrawals). For contracts measured using the GMM, it includes the difference between the impact of demographic experience and assumptions change when calculated at market rates compared to locked-in rates. The impact of exchange differences on changes in the carrying amount of groups of insurance and participating investment contracts is also included here.
The Group has chosen not to disaggregate the net finance income or expense from insurance, participating investment and reinsurance contracts between the income statement and other comprehensive income, with it all being taken to the income statement.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 25: Impact on balance sheet as at 1 January 2022
In accordance with the requirements of accounting standards, set out below is the Group’s balance sheet at 1 January 2022, prepared in accordance with the applicable accounting policies following the adoption of IFRS 17.
Consolidated balance sheet – as at 1 January 2022

	Note	As previously reported At 31 Dec 2021 £m	Impact of IFRS 17 (see below) £m	Other changes (see note 1) £m	Restated At 1 Jan 2022 £m

Assets
Cash and balances at central banks		76,420	–	–	76,420
Items in the course of collection from banks		147	–	(147)
Financial assets at fair value through profit or loss	1	206,771	200	–	206,971
Derivative financial instruments		22,051	–	–	22,051
Financial assets at amortised cost		517,156	–	–	517,156
Financial assets at fair value through other comprehensive income		28,137	–	–	28,137
Reinsurance assets	2	759	(759)	–
Investments in joint ventures and associates		352	–	(352)
Goodwill		2,320	–	(2,320)
Value of in-force business	3	5,514	(5,317)	(197)
Other intangible assets		4,196	–	(4,196)
Goodwill and other intangible assets			–	6,713	6,713
Current tax recoverable		363	–	–	363
Deferred tax assets	4	3,118	655	–	3,773
Retirement benefit assets		4,531	–	–	4,531
Other assets	2	14,690	(47)	499	15,142
Total assets		886,525	(5,268)	–	881,257

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 25: Impact on balance sheet as at 1 January 2022 (continued)
Consolidated balance sheet – as at 1 January 2022 (continued)

	Note	As previously reported At 31 Dec 2021 £m	Impact of IFRS 17 (see below) £m	Other changes (see note 1) £m	Restated At 1 Jan 2022 £m

Liabilities
Deposits from banks		7,647	–	–	7,647
Customer deposits		476,344	–	–	476,344
Repurchase agreements at amortised cost		31,125	–	–	31,125
Items in course of transmission to banks		316	–	(316)
Financial liabilities at fair value through profit or loss		23,123	–	–	23,123
Derivative financial instruments		18,060	–	–	18,060
Notes in circulation		1,321	–	–	1,321
Debt securities in issue		71,552	–	–	71,552
Liabilities arising from insurance contracts and participating investment contracts	5	123,423	1,756	–	125,179
Liabilities arising from non-participating investment contracts	6	45,040	(4,150)	–	40,890
Other liabilities	7	19,947	(896)	316	19,367
Retirement benefit obligations		230	–	–	230
Current tax liabilities		6	–	–	6
Deferred tax liabilities	4	39	(31)	–	8
Other provisions		2,092	(12)	–	2,080
Subordinated liabilities		13,108	–	–	13,108
Total liabilities		833,373	(3,333)	–	830,040

Equity
Share capital		7,102	–	–	7,102
Share premium account		18,479	–	–	18,479
Other reserves		11,189	(12)	–	11,177
Retained profits		10,241	(1,923)	–	8,318
Ordinary shareholders’ equity		47,011	(1,935)	–	45,076
Other equity instruments		5,906	–	–	5,906
Total equity excluding non-controlling interests		52,917	(1,935)	–	50,982
Non-controlling interests		235	–	–	235
Total equity		53,152	(1,935)	–	51,217
Total equity and liabilities		886,525	(5,268)	–	881,257
1    Own shares held through consolidated collective investment vehicles classified as financial assets at fair value through profit or loss rather than in equity under IFRS 17.
2    Reinsurance assets are replaced by reinsurance contract assets, which are presented within other assets, under IFRS 17.
3    The value of in-force business (VIF) is not recognised on the balance sheet under IFRS 17 and acquired VIF presented within goodwill and other intangible assets.
4    Deferred tax assets and liabilities are recalculated based on IFRS 17 retained earnings.
5    Change in measurement basis of liabilities arising from insurance contracts and participating investment contracts under IFRS 17.
6    Recognition of certain hybrid unit-linked and With-Profit contracts under IFRS 17.
7    Unallocated surplus relating to the With-Profit funds is recognised as part of the liabilities arising from insurance contracts and participating investment contracts under IFRS 17.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 26: Impact on income statement for the half-year ended 30 June 2022
The adjustments to the Group’s statutory income statement for the half-year ended 30 June 2022 arising on the adoption of IFRS 17 are presented below.
Consolidated income statement for the half-year ended 30 June 2022

	Note	As previously reported £m	Impact of IFRS 17 (see below) £m	Other changes (see note 1) £m	Restated £m

Interest income		7,429	–	–	7,429
Interest expense	1	(229)	–	(1,163)	(1,392)
Net interest income		7,200	–	(1,163)	6,037
Fee and commission income		1,408	(38)	–	1,370
Fee and commission expense		(662)	141	–	(521)
Net fee and commission income		746	103	–	849
Net trading income (losses)		(19,302)	–	–	(19,302)
Insurance premium income	2	4,651	(4,651)	–
Insurance revenue	3		1,201	–	1,201
Insurance service expense	4		(1,447)	–	(1,447)
Net income (losses) from reinsurance contracts held			(6)	–	(6)
Insurance service result			(252)	–	(252)
Other operating income	5	385	290	–	675
Other income		(13,520)	(4,510)	–	(18,030)
Total income		(6,320)	(4,510)	(1,163)	(11,993)
Insurance claims and changes in insurance and investment contract liabilities	6	15,043	(15,043)	–
Net finance (expense) income from insurance, participating investment and reinsurance contracts	7		14,300	–	14,300
Movement in third party interests in consolidated funds	1		–	1,163	1,163
Change in non-participating investment contracts	8		4,478	–	4,478
Total income, after net finance (expense) income in respect of insurance and investment contracts		8,723	(775)	–	7,948
Operating expenses	9	(4,681)	263	–	(4,418)
Impairment		(381)	–	–	(381)
Profit before tax		3,661	(512)	–	3,149
Tax expense		(835)	133	–	(702)
Profit for the period		2,826	(379)	–	2,447

Profit attributable to ordinary shareholders		2,569	(379)	–	2,190
Profit attributable to other equity holders		214	–	–	214
Profit attributable to equity holders		2,783	(379)	–	2,404
Profit attributable to non-controlling interests		43	–	–	43
Profit for the period		2,826	(379)	–	2,447
1    Movement in third party interests in consolidated funds is reclassified from interest expense to a separate line on the face of the income statement.
2    Insurance premium income is removed as this is no longer presented in the income statement under IFRS 17.
3    Insurance revenue includes the CSM released to the income statement and changes in the risk adjustment related to current service (for more details on IFRS 17 measurement see note 24).
4    Insurance services expense includes incurred claims excluding any investment components, attributable service expenses and losses as a result of contract modifications.
5    The change in operating income is primarily driven by the removal of the movement in the value of in-force asset.
6    These changes are analysed using different line items under IFRS 17.
7    Finance related changes to the carrying value of insurance, participating investment and reinsurance contracts.
8    Change in non-participating investment contracts is presented as a separate line item
9    Maintenance expenses are included within insurance service expense and acquisition expenses are deferred within the CSM under IFRS 17.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 27: Impact on balance sheet as at 31 December 2022
The adjustments to the Group’s balance sheet as at 31 December 2022 arising on the adoption of IFRS 17 are presented below.
Consolidated balance sheet – as at 31 December 2022

	Note	As previously reported At 31 Dec 2022 £m	IFRS 17 adjustments as at 1 Jan 2022 (see below) £m	IFRS 17 2022 movements £m	Other changes (see note 1) £m	Restated At 31 Dec 2022 £m

Assets
Cash and balances at central banks		91,388	–	–	–	91,388
Items in the course of collection from banks		242	–	–	(242)
Financial assets at fair value through profit or loss	1	180,609	200	(40)	–	180,769
Derivative financial instruments		24,753	–	–	–	24,753
Financial assets at amortised cost		520,322	–	–	–	520,322
Financial assets at fair value through other comprehensive income		23,154	–	–	–	23,154
Reinsurance assets	2	616	(759)	143	–
Investments in joint ventures and associates		385	–	–	(385)
Goodwill		2,655	–	–	(2,655)
Value of in-force business	3	5,419	(5,317)	72	(174)
Other intangible assets		4,786	–	–	(4,786)
Goodwill and other intangible assets			–	–	7,615	7,615
Current tax recoverable		612	–	–	–	612
Deferred tax assets	4	5,228	655	539	–	6,422
Retirement benefit assets		3,823	–	–	–	3,823
Other assets	2	13,837	(47)	119	627	14,536
Total assets		877,829	(5,268)	833	–	873,394

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 27: Impact on balance sheet as at 31 December 2022 (continued)
Consolidated balance sheet – as at 31 December 2022 (continued)

	Note	As previously reported At 31 Dec 2022 £m	IFRS 17 adjustments as at 1 Jan 2022 (see below) £m	IFRS 17 2022 movements £m	Other changes (see note 1) £m	Restated At 31 Dec 2022 £m

Liabilities
Deposits from banks		7,266	–	–	–	7,266
Customer deposits		475,331	–	–	–	475,331
Repurchase agreements at amortised cost		48,596	–	–	–	48,596
Items in course of transmission to banks		372	–	–	(372)
Financial liabilities at fair value through profit or loss		17,755	–	–	–	17,755
Derivative financial instruments		24,042	–	–	–	24,042
Notes in circulation		1,280	–	–	–	1,280
Debt securities in issue		73,819	–	–	–	73,819
Liabilities arising from insurance contracts and participating investment contracts	5	106,893	1,756	1,629	–	110,278
Liabilities arising from non-participating investment contracts	6	42,975	(4,150)	651	–	39,476
Other liabilities	7	19,090	(896)	198	372	18,764
Retirement benefit obligations		126	–	–	–	126
Current tax liabilities		8	–	–	–	8
Deferred tax liabilities	4	216	(31)	24	–	209
Other provisions		1,809	(12)	6	–	1,803
Subordinated liabilities		10,730	–	–	–	10,730
Total liabilities		830,308	(3,333)	2,508	–	829,483

Equity
Share capital		6,729	–	–	–	6,729
Share premium account		18,504	–	–	–	18,504
Other reserves		6,602	(12)	(3)	–	6,587
Retained profits		10,145	(1,923)	(1,672)	–	6,550
Ordinary shareholders’ equity		41,980	(1,935)	(1,675)	–	38,370
Other equity instruments		5,297	–	–	–	5,297
Total equity excluding non-controlling interests		47,277	(1,935)	(1,675)	–	43,667
Non-controlling interests		244	–	–	–	244
Total equity		47,521	(1,935)	(1,675)	–	43,911
Total equity and liabilities		877,829	(5,268)	833	–	873,394
1    Own shares held through consolidated collective investment vehicles classified as financial assets at fair value through profit or loss rather than in equity under IFRS 17.
2    Reinsurance assets are replaced by reinsurance contract assets, which are presented within other assets, under IFRS 17.
3    The value of in-force business (VIF) is not recognised on the balance sheet under IFRS 17 and acquired VIF presented within goodwill and other intangible assets.
4    Deferred tax assets and liabilities are recalculated based on IFRS 17 retained earnings.
5    Change in measurement basis of liabilities arising from insurance contracts and participating investment contracts under IFRS 17.
6    Recognition of certain hybrid unit-linked and With-Profit contracts under IFRS 17.
7    Unallocated surplus relating to the With-Profit funds is recognised as part of the liabilities arising from insurance contracts and participating investment contracts under IFRS 17.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	26 July 2023

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